Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND
NINE MONTHS ENDED SEPTEMBER 30, 2021

CONTENTS

1	Third Quarter 2021 Highlights
2	Business Overview and Strategy
3	Business Developments
4	Outlook
5	Financial and Operating Highlights
6	Results of Operations
7	Exploration and Development
8	Financial Results
9	Liquidity and Capital Resources
10	Financial Instruments
11	Risks and Uncertainties
12	Non-GAAP Financial Measures
13	Critical Accounting Policies and Estimates
14	Internal Control over Financial Reporting and Disclosure Controls and Procedures
15	Cautionary Notes Regarding Forward-Looking Information and Mineral Reserves and Mineral Resources Estimates

SSR Mining Inc.	MD&A Q3 2021 | 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of SSR Mining Inc., ("SSR Mining", or the "Company") for the three and nine months ended September 30, 2021, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS", or "GAAP"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars ("USD") except where otherwise indicated. This MD&A has been prepared as of November 3, 2021, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021.

Additional information, including the Company's most recent Annual Information Form and Annual Report on Form 40-F, is available on SEDAR at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov and on the ASX at www.asx.com.au.

This MD&A contains "forward-looking information" that are subject to risk factors set out in a cautionary note contained in Section 15 herein. The Company uses certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in Section 12. The Company uses Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the SEC, as set out in the cautionary note contained in Section 15.

On September 16, 2020, the Company acquired all of the issued and outstanding shares of Alacer Gold Corp. (“Alacer”). The Company began consolidating the operating results, cash flows and net assets of Alacer from September 16, 2020, and the results in this MD&A reflect such consolidation.

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1.	THIRD QUARTER 2021 HIGHLIGHTS

•	Operational outperformance drives reduction in AISC guidance: Delivered third quarter production of 186,941 gold equivalent ounces at AISC of $1,006 per gold equivalent ounce.(1) Year-to-date production of 583,316 gold equivalent ounces is on track with full-year guidance, while year-to-date AISC of $990 per gold equivalent ounce continues to track below full-year guidance.(1) Given this strong performance, AISC guidance is being reduced from $1,050 - $1,110 per gold equivalent ounce to $1,000 - $1,040 per gold equivalent ounce.

•	Peer leading free cash flow generation: Generated cash flows from operating activities of $187.9 million and free cash flow of $129.2 million in the third quarter with year-to-date free cash flow of $306.2 million.(1) Reported third quarter attributable net income of $57.2 million, or $0.27 per share, and adjusted attributable net income of $84.8 million, or $0.40 per share.(1)

•	Year-to-date capital returns to shareholders total $181 million: At the end of Q3, SSR Mining has returned nearly $150 million to shareholders through the purchase of 8,800,700 shares, at an average share price of $16.82 per share, since the Normal Course Issuer Bid (“NCIB”) program’s inception on April 19, 2021. In Q3 the company repurchased 4,800,700 shares at an average price of $16.20 per share. In addition, the Board declared the third quarterly cash dividend of $0.05 per share on November 3, 2021.

•	Balance sheet remains strong: Cash and cash equivalent balances remained strong at $862.8 million, following $77.8 million in share buybacks, $10.7 million in dividend payments to equity shareholders, while also reducing debt balances $17.5 million during the quarter. Non-GAAP consolidated cash now totals $899.7 million.

•	Çöpler processed record tonnes in sulfide plant: Delivered gold production of 82,975 ounces in the third quarter, reporting AISC of $714 per ounce, driving robust margins.(1) The sulfide plant treated a record 613 thousand tonnes in the quarter. The updated Çöpler EIA, which includes the flotation circuit, was approved in October 2021. Subsequent provincial permitting for the operation of the flotation facility is in process and is expected to be completed in the fourth quarter.

•	Marigold continues record material movement: Delivered gold production of 52,049 ounces for the third quarter as the mine moved a record 25.4 million tonnes of material, due to shorter haulage cycles and increased loading fleet capacities. Quarterly gold production and costs were impacted by maintenance in the stripping circuit deferring gold recovery into the fourth quarter.

•	Seabee mill processed a record 1,400 tonnes per day in September: Produced 22,589 ounces of gold at AISC of $898 per ounce as head grades of 7.70 g/t were in line with plan. Despite scheduled mill maintenance in the quarter, throughput averaged 991 tonnes per day.(1)

•	Puna continues to achieve record production year-to-date: Produced 2.2 million ounces of silver at cash costs of $7.65 per ounce in the third quarter and AISC of $12.32 per ounce.(1) Year-to-date production of 6.0 million ounces of silver was a record for the period and the mine is currently tracking above full-year production and below full-year cost guidance.

•	Continued delivery of positive exploration results across the portfolio: Announced exploration results from Ardich and Seabee in the quarter, highlighting near-mine organic growth potential that is expected to be reflected in updated technical reports from both assets in 2022. Additional exploration updates are expected from Marigold, Copper Hill, and Amisk by year-end 2021.

•	Announced the sale of a non-core royalty portfolio: On July 29, 2021, the Company announced it had entered into a definitive agreement to sell a portfolio of royalty interests and deferred payments to EMX Royalty Corp. (“EMX”) for total consideration of $100 million. This consideration includes $33 million in cash, $32.5 million in EMX shares, and $34 million in deferred compensation payments to be delivered upon achievement of clearly defined project development milestones. Subsequent to the quarter’s end, the transaction closed on October 21, 2021.

1)	SSR Mining reports the non-GAAP financial measures of all-in sustaining costs ("AISC") per ounce of gold, silver and gold equivalent sold, adjusted attributable net income, adjusted attributable net income per share and free cash flow to manage and evaluate the Company's operating performance. See “Non-GAAP Financial Measures” in Section 12.

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2.	BUSINESS OVERVIEW AND STRATEGY

Business Overview

SSR Mining is an intermediate precious metals mining company with four producing assets, located in the USA, Turkey, Canada and Argentina. The Company primarily produces gold as well as silver, lead and zinc concentrates. The production sites and a global pipeline of high-quality development and exploration properties located in USA, Turkey, Canada, Mexico and Peru form a diversified portfolio of high-margin, long-life assets along several of the world's most prolific metal districts.

The Company has an experienced leadership team with a proven track record of delivery and value creation. Across the organization, the Company has expertise in project construction, mining (open pit and underground), and processing (pressure oxidation, heap leach and flotation), with a robust commitment to health, safety, community engagement and environmental management.

The Company has a strong balance sheet, with $862.8 million in cash and cash equivalents as at September 30, 2021, to support its growth pipeline. The Company intends to leverage its balance sheet strength and proven track record of free cash flow generation to fund growth across the portfolio and facilitate superior returns to shareholders.

SSR Mining is listed under the ticker symbol SSRM on the Toronto Stock Exchange and Nasdaq Global Select Market (NASDAQ) and SSR on the Australian Securities Exchange.

Strategy

The Company's focus is on safe, sustainable, and profitable gold and silver production at its Çöpler Gold Mine ("Çöpler"), Marigold Mine ("Marigold"), Seabee Gold Operation ("Seabee"), and Puna Operations ("Puna"). SSR Mining is committed to delivering safe production with an emphasis on Operational Excellence. The Company is engaged in growing production and Mineral Reserves through exploration and asset acquisition to provide accretive growth.

Sustainability is a key priority for all stakeholders, whether they are local communities, local and national governments, the Company's shareholders or its employees. SSR Mining recognizes that people and the environment are central to its success and the Company is committed to safeguarding them by implementing high standards, as well as the necessary plans, procedures, metrics and targets to meet the Company's commitments.

SSR Mining's four producing assets are described below:

Çöpler Gold Mine, Turkey

Çöpler, 80% owned by SSR Mining, is an open pit gold mine located along the Tethyan belt in east-central Turkey in the Erzincan Province, approximately 1,100 kilometers southeast of Istanbul and 550 kilometers east of Ankara. Çöpler contains oxide and sulfide ores which are mined concurrently and processed through its two processing plants using heap leach and pressure oxidation processing, respectively, to produce gold doré bars. Çöpler and regional tenements are located within an SSR Mining land package of approximately 25,800 hectares.

Marigold Mine, USA

Marigold is an open pit gold mine located along the Battle Mountain-Eureka Trend in Nevada, USA. Marigold is a run-of-mine heap leach operation, moving more than 200,000 tonnes of material per day, and producing gold doré bars. Marigold is located within an SSR Mining land package of approximately 20,000 hectares.

Seabee Gold Operation, Canada

Seabee is an underground gold mine located along the Trans-Hudson Corridor in east-central Saskatchewan, Canada. Seabee processes ore through its processing plant using gravity concentration and cyanide leaching to produce gold doré bars. Seabee is located within an SSR Mining land package of approximately 60,000 hectares, including the 80% owned Fisher property.

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2.	BUSINESS OVERVIEW AND STRATEGY (continued)

Puna Operations, Argentina

Puna is an open pit silver-lead-zinc mine located along the silver belt in northern Argentina in the Province of Jujuy. Puna processes ore mined from the Chinchillas mine through its Pirquitas flotation processing mill to produce silver-lead and zinc concentrates.

3.	BUSINESS DEVELOPMENTS

Payment of Dividends

During the three and nine months ended September 30, 2021, the Company paid quarterly cash dividends of $0.05 and $0.15 per common share, respectively, to equity holders of SSR Mining for total dividends of $10.7 million and $32.7 million, respectively.

Subsequent to September 30, 2021, the Board of Directors declared a quarterly cash dividend of $0.05 per common share, payable on December 13, 2021 to holders of record at the close of business on November 15, 2021.

COVID-19 Response and Impact on Operations

During the nine months ended September 30, 2021, the COVID-19 pandemic continued to impact global economic and financial markets, disrupting global supply chains and workforce participation. Many industries and businesses, including SSR Mining, continue to be impacted by the COVID-19 pandemic and face operating challenges associated with the regulations and guidelines resulting from efforts to contain COVID-19.

The Company continues to restrict all non-essential travel and manage the contacts of its employees and contractors in order to reduce the risk of COVID-19 impacting its operations. The Company is operating its corporate offices at reduced capacity, with most employees working remotely.

The Company's mine sites remain operational with carefully managed COVID-19 based restrictions designed to protect communities and employees, including quarantining, testing, ensuring physical distancing and providing additional protective equipment.

Assets Held for Sale

On July 29, 2021, the Company announced that it had entered into a definitive agreement to sell a portfolio of royalty interests and deferred payments (the "Royalty Portfolio") to EMX royalty Corp. (“EMX”) for total consideration of $100 million, subject to certain adjustments (the “Transaction”). The Transaction closed on October 21, 2021. Accordingly, the assets within the Royalty Portfolio were classified as held for sale as of July 29, 2021 and presented separately within current assets in the consolidated statement of financial position as at September 30, 2021. The Royalty Portfolio comprises 16 net smelter return and net profit interest royalties in Turkey and the Americas, previously included in mineral properties not yet subject to depletion; and deferred consideration, arising from previous sales of certain mineral properties, previously included in exploration and evaluation assets and other non-current assets in the consolidated statements of financial position.

At June 30, 2021, prior to the classification of the assets as held for sale, the Company recognized an impairment loss of $22.3 million ($18.2 million, net of tax) on the Royalty Portfolio based on the difference between the carrying amount of the assets within the Royalty Portfolio, prior to the impairment loss, and the estimated net transaction price of $85.1 million. The Company did not recognize any further impairment loss on the Royalty Portfolio during the three months ended September 30, 2021.

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4.	OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2021. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 15. Cash costs and AISC per ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 12.

The Company expects 2021 overall production to be within production guidance, which remains unchanged from that reported on January 19, 2021. However, given the strong cost performance over the year-to-date period, AISC guidance has been lowered from $1,050 - $1,110 per gold equivalent ounce to $1,000 - $1,040 per gold equivalent ounce. All other guidance remains unchanged.

Capital Returns

In recognition of SSR Mining's position as a leading and sustainable free cash flow generator in the gold sector, it is the Company's intention to return excess attributable free cash flow to shareholders through a multi-tiered capital return structure. While a recurring quarterly dividend is expected to be the primary method of capital return, the Company also instituted a Normal Course Issuer Bid ("NCIB") program during the second quarter of 2021 to purchase for cancellation up to 10,000,000 of its common shares. As at September 30, 2021, the Company has purchased a total of 8,800,700 of its outstanding common shares at an average share price of $16.82 per share, pursuant to the NCIB. SSR Mining's base dividend remains in place, and the Company will continue to evaluate additional avenues to return capital to shareholders in the coming months.

On September 13, 2021, the Company paid its quarterly dividend payment of $0.05 per common share to shareholders of record on August 16, 2021. The declaration and payment of future dividends will be at the discretion of the Board of Directors and will be made based on the Company’s financial position and other factors relevant at the time.

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5.	FINANCIAL AND OPERATING HIGHLIGHTS

A summary of the Company's consolidated financial and operating results for the three and nine months ended September 30, 2021 and 2020 are presented below:

(in thousands of US dollars, except per share data)	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Financial Results
Revenue	$322,846	$225,412	$1,066,280	$482,360
Income from mine operations	$122,303	$83,226	$424,978	$162,186
Gross margin (2)	38%	37%	40%	34%
Operating income	$98,967	$52,725	$333,392	$82,380
Net income	$62,454	$25,113	$173,820	$42,813
Net income attributable to equity holders of SSR Mining	$57,176	$26,754	$164,170	$44,454
Basic attributable net income per share	$0.27	$0.19	$0.76	$0.35
Adjusted attributable net income (1)	$84,790	$70,033	$288,203	$106,634
Adjusted basic attributable net income per share (1)	$0.40	$0.51	$1.33	$0.83

Cash generated by operating activities	$187,874	$44,099	$481,696	$131,232
Cash used in investing activities	$(65,836)	$245,106	$(174,735)	$234,889
Cash used in financing activities	$(128,757)	$(17,077)	$(303,711)	$(136,266)

Operating Results
Gold produced (oz)	157,613	88,972	498,402	226,858
Gold sold (oz)	156,388	99,497	503,378	231,626
Silver produced ('000 oz)	2,184	1,280	5,966	3,416
Silver sold ('000 oz)	1,565	1,193	5,624	3,651
Lead produced ('000 lb) (4)	10,571	3,952	26,377	10,664
Lead sold ('000 lb) (4)	7,196	3,655	21,725	11,745
Zinc produced ('000 lb) (4)	3,420	1,876	10,434	4,056
Zinc sold ('000 lb) (4)	2,287	1,557	6,948	4,141

Gold equivalent produced (oz) (5)	186,941	107,556	583,316	267,529
Gold equivalent sold (oz) (5)	176,299	115,290	579,331	271,315

Average realized gold price ($/oz sold)	$1,792	$1,914	$1,804	$1,758
Average realized silver price ($/oz sold)	$24.06	$26.69	$25.67	$20.25

Cash cost per gold equivalent ounce sold (1, 5)	$639	$735	$653	$807
AISC per gold equivalent ounce sold (1, 5)	$1,006	$1,034	$990	$1,255

Financial Position	September 30, 2021		December 31, 2020
Cash and cash equivalents	$862,786		$860,637
Current assets	$1,488,534		$1,424,522
Total assets	$5,193,642		$5,244,986
Current liabilities	$232,893		$248,933
Total liabilities	$1,299,201		$1,305,083
Working capital (3)	$1,255,641		$1,175,589

(1)	The Company reports non-GAAP financial measures including adjusted attributable net income, adjusted basic attributable net income per share, cash costs and AISC per ounce sold to manage and evaluate its operating performance at its mines. See "Non-GAAP Financial Measures" in Section 12.
(2)	Gross margin is defined as income from mine operations divided by revenue.
(3)	Working capital is defined as current assets less current liabilities.
(4)	Data for lead production and sales relate only to lead in lead concentrate. Data for zinc production and sales relate only to zinc in zinc concentrate.
(5)	Gold equivalent ounces have been established using the average realized metal prices per ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.
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6.	RESULTS OF OPERATIONS

Çöpler, Turkey

(amounts presented on 100% basis)

	Three months ended September 30,			Nine months ended September 30,
Operating Data	2021	2020 (1)	Change	2021	2020 (1)	Change
Gold produced - oxide (oz)	16,258	19,617	(17)%	61,630	66,348	(7)%
Gold produced - sulfide (oz)	66,717	57,049	17%	175,577	177,530	(1)%
Total gold produced (oz)	82,975	76,666	8%	237,207	243,878	(3)%
Gold sold (oz)	80,054	74,665	7%	239,428	240,885	(1)%

Ore mined - oxide (kt)	259	497	(48)%	1,388	1,469	(6)%
Ore mined - sulfide (kt)	1,935	715	171%	6,092	1,320	362%
Total material mined (kt)	6,259	6,851	(9)%	18,370	18,816	(2)%
Waste removed (kt)	4,065	5,639	(28)%	10,891	16,027	(32)%
Strip ratio	1.9	4.7	(60)%	1.5	5.7	(74)%

Ore stacked - oxide (kt)	333	535	(38)%	1,691	1,549	9%
Gold grade stacked - oxide (g/t)	0.87	0.97	(10)%	1.25	1.08	16%

Ore processed - sulfide (kt)	613	530	16%	1,716	1,573	9%
Gold grade processed - sulfide (g/t)	3.81	3.65	4%	3.56	3.79	(6)%
Gold recovery - sulfide (%)	90.7	90.7	—%	91.0	90.8	—%

Average realized gold price ($/oz sold)	$1,793	$1,902	(6)%	$1,805	$1,725	5%

Cash costs ($/oz gold sold) (2, 3)	$558	$689	(19)%	$603	$631	(4)%
AISC ($/oz gold sold) (2, 3)	$714	$796	(10)%	$759	$760	—%

Financial Data ($000s)
Revenue	$145,217	$53,566	171%	$437,393	$53,566	717%
Production costs	$63,286	$40,670	56%	$198,669	$40,670	388%
Depletion and depreciation	$30,292	$8,895	241%	$90,962	$8,895	923%
Income from mine operations	$51,639	$4,001	1,191%	$147,762	$4,001	3,593%
Exploration and evaluation expenses	$2,319	$953	143%	$8,507	$953	793%
Capital expenditures	$12,163	$4,420	175%	$40,163	$4,420	809%

(1)	The operating data presented in this column includes operating results for Çöpler for the three and nine months ended September 30, 2020. As the Company was not entitled to the economic benefits of Çöpler prior to the acquisition, financial data for the periods prior to September 16, 2020 are not provided.
(2)	The Company reports the non-GAAP financial measures of cash costs and AISC per ounce of gold sold to manage and evaluate operating performance at Çöpler. For further information, please refer to “Non-GAAP Financial Measures” in Section 12.
(3)	Cash costs and AISC per ounce of gold sold exclude the impact of any fair value adjustment on acquired inventories as at the date of the Company's acquisition of Alacer.

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Third Quarter 2021 Operating and Financial Results

Production

Çöpler produced 82,975 and 237,207 ounces of gold, respectively, in the three and nine months ended September 30, 2021 which was 8% above and 3% below the comparative periods in 2020. Oxide production was 17% and 7% lower than the comparative periods in 2020 as expected due to the depleting oxide ore. Sulfide production was 17% higher in the third quarter of 2021 than the comparative period in 2020 due to high throughput and higher feed grade in layer cakes as a result of improved mine planning and layer cake improvement programs (finger blending). Sulfide production was 1% lower in the nine months ended September 30, 2021 than the comparative period in 2020 due to lower feed grade, mostly offset by higher throughput.

In the third quarter of 2021, oxide ore tonnes mined were 48% lower than the third quarter of 2020 due to the depleting oxide ore, which was in line with the mine plan. The oxide ore mined grade was 1.30 g/t. Sulfide ore tonnes mined were significantly higher than the third quarter of 2020, as the cutback to access Manganese pit ore was only completed towards the back end of 2020. Conversely, total waste tonnes mined were significantly lower than the comparative periods due to higher stripping that occurred in 2020 for the cutback on the Manganese pit.

For the nine months ended September 30, 2021, 1.4 million tonnes of oxide ore were mined which was 6% lower than the comparative period in 2020 due to the depleting oxide ore, in line with the mine plan. 6.1 million tonnes of sulfide ore and 10.9 million waste tonnes were mined. There was a significant decrease in the strip ratio compared to 2020 with the completion of the cutback in the Manganese pit.

For the three and nine months ended September 30, 2021, the sulfide plant treated 0.6 million and 1.7 million tonnes of sulfide ore, respectively, and continued to operate efficiently above design, averaging 310 dtph and 288 dtph, respectively, for the three and nine months ended September 30, 2021. Plant gold recovery averaged 91% for the three and nine months ended September 30, 2021. Recovery improvement projects and operational readiness activities were a focus for the third quarter of 2021.There are no further major shutdowns scheduled for 2021.

Çöpler flotation plant construction was completed during the third quarter of 2021 on budget and schedule. Commissioning activities for water runs and equipment testing were completed in July 2021. Receipt of required permits for the flotation circuit delayed further commissioning activities. The EIA was federally approved in October 2021. Subsequent provincial permitting for the operation of the new facility is in process and is expected to be completed this quarter. The flotation will be brought online as soon as the final permit is received.

Revenue

Revenue for the third quarter of 2021 was $145.2 million as 80,054 ounces of gold were sold at an average realized gold price of $1,793 per ounce. Gold ounces sold in the third quarter of 2021 were slightly lower than production due to a build-up of finished goods inventory.

Revenue for the nine months ended September 30, 2021 was $437.4 million as 239,428 ounces of gold were sold at an average realized gold price of $1,805 per ounce.

Operating Costs

Cash costs and AISC per ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 12.

Unit operating costs were in line with comparative periods in 2020. The impact of the non-cash fair value adjustments on acquired inventories and mineral interests are reflected in production costs and depletion and depreciation, respectively. These impacts have been removed in the calculation of cash costs and AISC per ounce of gold sold (refer to Section 12).

In the third quarter of 2021, cash costs per ounce of gold sold were $558, and AISC per ounce of gold sold was $714, both of which were in line with the third quarter of 2020. Construction of the tailings storage facility phases 3 and 4 is advancing ahead of operational requirements using suitable mined waste rock and stockpiled material from 2020. Permits allowing completion of stage 4, which were previously delayed, had good progress with some important approvals completed in October.

For the nine months ended September 30, 2021, cash costs per ounce of gold sold were $603 and AISC per ounce of gold sold was $759, both of which were in line with the comparative periods in 2020.

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Marigold, USA

	Three months ended September 30,			Nine months ended September 30,
Operating Data	2021	2020	Change	2021	2020	Change
Gold produced (oz)	52,049	49,136	6%	177,877	157,502	13%
Gold sold (oz)	53,371	51,702	3%	178,491	156,117	14%

Total material mined (kt)	25,398	20,582	23%	74,185	62,895	18%
Waste removed (kt)	21,346	13,890	54%	58,664	46,092	27%
Total ore stacked (kt)	4,052	6,692	(39)%	15,521	16,803	(8)%
Gold stacked grade (g/t)	0.39	0.43	(9)%	0.41	0.35	17%
Strip ratio	5.3	2.1	152%	3.8	2.7	41%

Average realized gold price ($/oz sold)	$1,793	$1,912	(6)%	$1,802	$1,735	4%

Cash costs ($/oz gold sold) (1)	$808	$899	(10)%	$797	$861	(7)%
AISC ($/oz gold sold) (1)	$1,307	$1,243	5%	$1,251	$1,297	(4)%

Financial Data ($000s)
Revenue	$95,607	$98,748	(3)%	$321,113	$270,615	19%
Production costs	$43,114	$46,387	(7)%	$142,629	$134,181	6%
Depletion and depreciation	$12,873	$10,737	20%	$40,564	$32,092	26%
Income from mine operations	$39,620	$41,624	(5)%	$137,920	$104,342	32%
Exploration and evaluation expenses	$218	$953	(77)%	$1,207	$2,035	(41)%
Capital expenditures	$25,994	$16,533	57%	$78,431	$64,329	22%

(1)	The Company reports the non-GAAP financial measures of cash costs and AISC per ounce of gold sold to manage and evaluate operating performance at Marigold. For further information, please refer to “Non-GAAP Financial Measures” in Section 12.

Third Quarter 2021 Operating and Financial Results

Production

Mined tonnes and gold production for the nine months ended September 30, 2021 were a record for Marigold.

In the third quarter of 2021, 25.4 million tonnes of material were mined, a 23% increase compared to the third quarter of 2020. The increases are attributable to 20% shorter haulage cycles and increased loading fleet capacities. Marigold produced 52,049 ounces of gold, an increase of 6% compared to the third quarter of 2020. This increase was as a result of a 19% increase in stacked recoverable ounces in the first quarter of 2021 compared to the first quarter of 2020. Some gold production was delayed from Q3 to Q4 2021 due to unplanned maintenance of the carbon strip vessels. This resulted in an increased gold inventory on carbon at the end of Q3 2021, which will now be poured in Q4 2021. 4.1 million tonnes of ore were stacked at a gold grade of 0.39 g/t. This compares to 6.7 million tonnes of ore stacked at a gold grade of 0.43 g/t in the third quarter of 2020. The lower ore tonnes and grades delivered in the third quarter of 2021 as compared to the third quarter 2020 are associated with the planned transition to waste stripping in Mackay 4-Phase 2 and the 5 North Pit.

For the nine months ended September 30, 2021, 15.5 million tonnes of ore were stacked at a gold grade of 0.41 g/t compared to 16.8 million tonnes of ore stacked at a gold grade of 0.35 g/t for the nine months ended September 30, 2020. The 8% decrease in ore tonnage was offset by an 17% increase in gold grade as compared to the nine months ended September 30, 2020. These changes were driven by the planned mining of the higher-grade portions of Mackay 4 and Mackay 8. For the nine months ended September 30, 2021, 177,877 ounces of gold were produced compared to 157,502 ounces of gold produced over the same period of 2020. This was the result of a 9.6% increase in stacked recoverable ounces during the nine months ended September 30, 2021 compared to the same period in 2020.

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Revenue

Revenue decreased by 3% to $95.6 million in the third quarter of 2021 compared to the third quarter of 2020, due to a 6% decrease in the average realized gold price, offset by 3% more ounces sold. Gold ounces sold in the third quarter of 2021 were in line with production.

Revenue increased by 19% for the nine months ended September 30, 2021 as compared to the same period in the prior year, due to 14% more ounces sold and a 4% increase in the average realized gold price.

Operating Costs

Cash costs and AISC per ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 12.

Cash costs per ounce of gold sold for the third quarter of 2021 were $808, a 10% decrease compared to the third quarter of 2020, primarily due to lower costs per ounce from inventory as a result of increased capitalized stripping during the current quarter.

AISC per ounce of gold sold was $1,307, a 5% increase compared to the third quarter of 2020, primarily due to 57% higher capital spend and partially offset by 3% more ounces sold. Capital expenditures were higher during the third quarter of 2021 compared to the same quarter of 2020 due to increased capitalized stripping.

Cash costs per ounce of gold sold for the nine months ended September 30, 2021 were $797, a 7% decrease compared to the same period of 2020, primarily due to increased capitalized stripping during the current period.

AISC per ounce of gold sold for the nine months ended September 30, 2021 was $1,251, a 4% decrease compared to the same period of 2020 primarily due to 14% more gold ounces sold during the period and partially offset by 22% higher capital expenditures year-to-date. Capital expenditures were higher compared to the nine months ended September 30, 2020, primarily due to higher capitalized stripping as Marigold worked through a higher stripping phase in the Mackay Pit and started mining the 5 North pits.

SSR Mining Inc.	MD&A Q3 2021 | 12

Seabee, Canada

	Three months ended September 30,			Nine months ended September 30,
Operating Data	2021	2020	Change	2021	2020	Change
Gold produced (oz)	22,589	20,249	12%	83,318	49,770	67%
Gold sold (oz)	22,963	19,900	15%	85,459	47,614	79%

Total ore milled (t)	91,174	66,409	37%	269,310	155,690	73%
Ore milled per day (t/day)	991	722	37%	986	568	74%
Gold mill feed grade (g/t)	7.70	10.17	(24)%	9.75	10.27	(5)%
Gold recovery (%)	98.0	98.6	(1)%	98.2	98.3	—%

Average realized gold price ($/oz sold)	$1,786	$1,913	(7)%	$1,803	$1,739	4%

Cash costs ($/oz sold) (1)	$586	$538	9%	$507	$542	(6)%
AISC ($/oz sold) (1)	$898	$988	(9)%	$823	$1,035	(20)%

Financial Data ($000s)
Revenue	$40,966	$38,035	8%	$153,800	$82,732	86%
Production costs	$14,625	$10,677	37%	$46,617	$25,725	81%
Depletion and depreciation	$9,723	$7,167	36%	$32,110	$17,085	88%
Income from mine operations	$16,618	$20,191	(18)%	$75,073	$39,922	88%
Exploration and evaluation expenses	$3,542	$1,108	220%	$9,744	$4,020	142%
Capital expenditures	$10,864	$10,369	5%	$33,323	$25,555	30%

(1)	The Company reports the non-GAAP financial measures of cash costs and AISC per ounce of gold sold to manage and evaluate operating performance at Seabee. For further information, please refer to “Non-GAAP Financial Measures” in Section 12.

Third Quarter 2021 Operating and Financial Results

Production

In the third quarter of 2021, Seabee produced 22,589 ounces of gold, a 12% increase compared to the same period in the prior year when production was temporarily suspended for part of the period in response to COVID-19.

For the nine months ended September 30, 2021, Seabee produced 83,318 ounces of gold, a 67% increase compared to the same period in the prior year, reflecting that the mill was fully operational in 2021 while in 2020 production was temporarily suspended in response to COVID-19.

During the third quarter of 2021, gold mill feed grade was 7.70 g/t. For the nine months ended September 30, 2021, gold mill feed grade was 9.75 g/t compared to 10.27 g/t, a 5% decrease compared to the same period in the prior year due to lower grade ore that was mined and milled.

Revenue

In the third quarter of 2021, revenue was $41.0 million as 22,963 ounces of gold were sold at an average realized gold price of $1,786 per ounce. Gold ounces sold in the third quarter of 2021 were in line with gold production.

Revenue increased by 86% for the nine months ended September 30, 2021 as compared to the same period in the prior year, due to 79% more ounces sold and a 4% increase in the average realized gold price. The increase in sales volume was due to higher production associated with full operations throughout the nine months of 2021 compared to the shutdown for part of the period in 2020.

SSR Mining Inc.	MD&A Q3 2021 | 13

Operating Costs

Cash costs and AISC per ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 12.

In the third quarter of 2021, cash costs per ounce of gold sold were $586 and AISC per ounce of gold sold was $898.

For the nine months ended September 30, 2021, cash costs per ounce of gold sold were $507, a 6% decrease compared to the same period in the prior year, due to 9% lower unit mining costs driven by 67% higher gold production, partially offset by an increase in mill processing costs due to increased maintenance during the period. Certain operating costs incurred during 2020 were classified as care and maintenance due to the COVID-19 related shutdown of operations.

For the nine months ended September 30, 2021, AISC per ounce of gold sold was $823, a 20% decrease compared to the same period in 2020, due to lower cash costs and a decrease in capital expenditures per gold ounce sold.

Puna, Argentina

	Three months ended September 30,			Nine months ended September 30,
Operating Data	2021	2020	Change	2021	2020	Change
Silver produced ('000 oz)	2,184	1,280	71%	5,966	3,416	75%
Silver sold ('000 oz)	1,565	1,193	31%	5,624	3,651	54%
Lead produced ('000 lb) (1)	10,571	3,952	167%	26,377	10,664	147%
Lead sold ('000 lb) (1)	7,196	3,655	97%	21,725	11,745	85%
Zinc produced ('000 lb) (1)	3,420	1,876	82%	10,434	4,056	157%
Zinc sold ('000 lb) (1)	2,287	1,557	47%	6,948	4,141	68%

Total material mined (kt)	2,956	901	228%	8,216	2,945	179%
Waste removed (kt)	2,519	722	249%	7,165	2,439	194%
Strip ratio	5.8	4.0	45%	6.8	4.8	42%

Ore milled (kt)	422	285	48%	1,214	703	73%
Silver mill feed grade (g/t)	167	150	11%	160	154	4%
Lead mill feed grade (%)	1.20	0.71	69%	1.07	0.77	39%
Zinc mill feed grade (%)	0.54	0.57	(5)%	0.60	0.51	18%
Silver recovery (%)	96.3	93.5	3%	95.7	94.2	2%
Lead recovery (%)	94.4	88.3	7%	92.4	89.8	3%
Zinc recovery (%)	67.9	52.4	30%	64.9	51.2	27%

Average realized silver price ($/oz)	$24.06	$26.69	(10)%	$25.67	$20.25	27%

Cash costs ($/oz silver sold) (2)	$7.65	$9.33	(18)%	$9.03	$12.13	(26)%
AISC ($/oz silver sold) (2)	$12.32	$11.26	9%	$13.38	$15.03	(11)%

Financial Data ($000s)
Revenue	$41,056	$35,063	17%	$153,974	$75,447	104%
Production costs	$20,428	$13,112	56%	$69,895	$48,495	44%
Depreciation and depletion	$6,202	$4,541	37%	$19,856	$13,031	52%
Income (loss) from mine operations	$14,426	$17,410	(17)%	$64,223	$13,921	(361)%
Exploration, evaluation and reclamation expense	$36	$38	(5)%	$90	$193	(53)%
Capital expenditures	$6,112	$4,615	32%	$19,546	$11,210	74%

(1)	Data for lead production and sales relate only to lead in lead concentrate. Data for zinc production and sales relate only to zinc in zinc concentrate.
(2)	The Company reports the non-GAAP financial measures of cash costs and AISC per ounce of silver sold to manage and evaluate operating performance at Puna. For further information, please refer to “Non-GAAP Financial Measures” in Section 12.

SSR Mining Inc.	MD&A Q3 2021 | 14

Third Quarter 2021 Operating and Financial Results

Production

Production for the third quarter of 2021 was a record quarter for Puna.

During the third quarter of 2021, Puna produced 2.2 million ounces of silver, a 71% increase compared to the third quarter of 2020 as the mill was fully operational and ramped up in 2021 while in 2020 production was temporarily suspended for part of the period in response to COVID-19. Lead and zinc production were significantly higher than the third quarter of 2020 for the same reason. Processed ore contained an average silver grade of 167 g/t which was 11% above the third quarter of 2020. The mill averaged approximately 4,585 tonnes per day during the third quarter of 2021, demonstrating steadily improved plant performance.

For the nine months ended September 30, 2021, Puna produced 6.0 million ounces of silver, a 75% increase compared to the same period in the prior year as the mill was fully operational in 2021, while in 2020, production was temporarily suspended in response to COVID-19. Processed ore contained an average silver grade of 160 g/t, a 4% increase compared to the same period in the prior year.

Revenue

Revenue increased by 17% in the third quarter of 2021 compared to the third quarter of 2020, due to a 31% increase in silver ounces sold, partially offset by a 10% decrease in the average realized silver price. Silver ounces sold in the third quarter of 2021 were lower than expected due to shipment delays caused by a labor strike at the Port of Montevideo in Uruguay during the second half of September 2021.

Revenue for the nine months ended September 30, 2021 increased by 104% compared to the same period in the prior year due to a 54% increase in silver ounces sold and a 27% increase in the average realized silver price.

Operating Costs

Cash costs and AISC per ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 12.

In the third quarter of 2021, cash costs per ounce of silver sold were $7.65, a decrease of 18% compared to the third quarter of 2020 due to lower mining and processing unit costs as a result of higher average daily throughput and lower ore transportation costs as a result of transitioning to an owner-managed haulage fleet.

AISC per ounce of silver sold was well below budget and guidance at $12.32, but an increase of 9% compared to the third quarter of 2020 due to higher capital expenditures, driven by higher stripping activity during the third quarter of 2021, partially offset by the lower cash costs and higher sales.

For the nine months ended September 30, 2021, cash costs per ounce of silver sold were $9.03, a decrease of 26% compared to the same period in the prior year due to lower mining and processing unit costs as a result of higher average daily throughput.

For the nine months ended September 30, 2021, AISC per ounce of silver sold was $13.38, a decrease of 11% compared to the same period in the prior year due to higher production rates and lower cash costs, offset partially by higher capital expenditures per silver ounce sold.

SSR Mining Inc.	MD&A Q3 2021 | 15

Operation Excellence (OE)

The Company continues to build on its operational excellence foundation in a pragmatic and effective manner, with two streams of focus, Continuous Improvement and Innovation. The Operational Excellence program is coordinated and supported by the corporate Operational Excellence and Innovation (OE&I) group, allowing the Company to leverage skills internally and take a consistent approach to challenges common to all sites.

Continuous Improvement (CI)

CI is the foundation of OE and includes the application of and leveraging continuous improvement tools and processes across the group. This includes lean, Six Sigma, Management Operating Systems and value stream mapping. A baseline diagnostic assessment, aided by experienced consultancies, was completed during the third quarter of 2021 for Marigold, Seabee and Çöpler. Opportunities identified have been evaluated and prioritized for implementation. Implementation of the opportunities will form part of the 2022 Budget and Continuous Improvement program. Productivity, efficiency and supply chain projects are already underway across the business.

Innovation

The innovation program aims to improve the business, with a current focus on Advanced Analytics (AA), Artificial Intelligence (AI) and simulation. The OE&I group is leading and supporting several projects, including leveraging lessons from the successful AA/AI project at Çöpler (acidulation) into the Puna flotation circuits Machine Learning project. A digital twin is also being constructed for Marigold to provide an environment for simulation to test and tune mine optimization opportunities. The Company continues to evaluate innovation opportunities to improve and potentially create step change in the business.

7.	EXPLORATION AND DEVELOPMENT

The Company holds a portfolio of prospective exploration tenures across Turkey, the USA, Canada, Mexico and Peru both near or adjacent to the existing operations (near-mine) and greenfield standalone prospects. The Company continues exploring both near-mine and greenfield prospects with a focus on the near-mine targets which aim to leverage existing mine infrastructure and capabilities that generate lower cost, faster development opportunities.

Çöpler District Exploration

A primary focus in the Çöpler District is to fast-track exploration of oxide ore to take advantage of spare oxide plant capacity. Exploration expenditures in 2021 are estimated at $33 million, with an emphasis on Çakmaktepe Extension (Ardich) Mineral Resource expansion and conversion. Exploration and/or development studies continue at Çöpler Saddle, Mavialtin, and Çöpler C2 copper-gold. The 2021 drill program has 7 core drill rigs within the Çakmaktepe Extension (Ardich) area and 3 core drill rigs for the rest of the Çöpler district.

During the third quarter of 2021, the Company completed 11,781 meters of core drilling at Çakmaktepe Extension (Ardich) and 3,251 meters of core drilling at Çöpler, in line with the 2021 drilling program planned rates and target areas. Çakmaktepe Extension (Ardich) drilling was a combination of infill and step-out drilling in the Main, Main-2, West and Southwest areas where the resource is open to potentially extended mineralization.

The Company released an update of Çakmaktepe Extension (Ardich) exploration, highlighting holes drilled subsequent to those used to prepare the Çöpler District Master Plan 2020 Technical Report ("CDMP20"), issued on November 30, 2020, which included a preliminary economic analysis (PEA) for Ardich. The Ardich PEA case added approximately 1 million ounces of production and an additional $430 million of after-tax NPV5% to the Çöpler base case. The Company is continuing drilling and technical study activities to further refine and improve on this near-mine opportunity and target a Mineral Reserve declaration in the first quarter of 2022 as part of an updated Çöpler District Development Plan Technical Report.

SSR Mining Inc.	MD&A Q3 2021 | 16

7.	EXPLORATION AND DEVELOPMENT (continued)

The PEA Case presented in the Çöpler District Master Plan 2020 released on November 30, 2020, is preliminary in nature and includes an economic analysis that is based, in part, on Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically for the application of economic considerations that would allow them to be categorized as Mineral Reserves, and there is no certainty that the results will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

After positive results from the Company’s internal concept studies, the Board of Directors approved an additional $4 million on September 1, 2021 to progress C2 Copper Gold (C2) to PEA study phase. C2 aims to leverage off the copper mineralization within and adjacent to existing resource pits. The study team for C2 are evaluating options to leverage value from the copper mineralization with preliminary scoping analysis completed. If this study is successful in confirming an economic case, the target is to include C2 Mineral Resource and a PEA case in the update to the Çöpler District Master Plan 2020 Technical Report update, scheduled for the first quarter of 2022.

Figure A: Map of Ardich Gold Project. The haul road constructed for the Çakmaktepe oxide ore is 2 km to Ardich.

Marigold Exploration

Total exploration expenditures at Marigold in 2021 are estimated at $18 million, targeting oxide Mineral Resource additions and conversion at Mackay, Valmy, New Millennium, and Trenton Canyon. Growth exploration expenditures also include studies and test work at Trenton Canyon and Buffalo Valley. Figure B indicates the target zones for the Marigold property 2021 drilling program.

In the third quarter of 2021, Marigold drilled 23,958 meters, primarily at New Millennium, South Six, Battle Cry, and Trenton Canyon. Additionally, the Company's drilling to the west and south of the old Antler pit has confirmed the continuity of west-dipping mineralization within the Antler sequence and deeper gold within the Valmy formation, as well as positive gold grades within the historic backfill. The drilling within New Millennium continues to exhibit a deep redox boundary with strong oxidation above that boundary.

Due to significantly different cut-off grades, low grade assays were not historically recorded in the New Millennium area. A re-assay program was initiated for zones where the potential for ore was identified. If successful, this will be additive to the current known mineralization. This program is continuing into Q4 2021.

The primary focus for the 2021 Trenton Canyon work program is to delineate the extent of discrete spatially proximal gold mineralized structures adjacent to the West and South pits (“Trenton Main”). This work program will advance the most promising growth target areas, providing a more representative view of potential mineral inventory for metallurgical, geotechnical, and economic study. Nearly all of the Trenton Canyon drilling in the third quarter of 2021 was in the Trenton Main target area.

SSR Mining Inc.	MD&A Q3 2021 | 17

7.	EXPLORATION AND DEVELOPMENT (continued)

The soil geochemistry survey at Trenton Canyon assay results is being incorporated into the geologic understanding and targeting. The zoned mineralization in an area under renewed investigation was highlighted by this new information. The South Basalt Footwall (SBF) target is of significant interest and a plan to access the area with equipment is underway. Longer-term growth targets identified by field reconnaissance mapping and rock sampling will be evaluated in context of the results of this survey.

The Bureau of Land Management ("BLM") has approved the results of a preliminary archaeological survey over Trenton Canyon. Approval and adoption of this survey significantly de-risks the exploration program as future disturbance proposals will no longer require advance BLM approval.

The team is continuing to develop a robust exploration model, extracting value from previously underexploited data sets. Integration of this data into a unified model has aided identification of inconspicuous but critical deposit controls that are being used to target higher-grade, structurally controlled deposits for diamond drill testing.

Figure B: Overview of Marigold’s active exploration and development areas

SSR Mining Inc.	MD&A Q3 2021 | 18

7.	EXPLORATION AND DEVELOPMENT (continued)

Canada Exploration

The Company controls two separate claim groupings in Saskatchewan, Canada: Seabee and the Amisk prospect, located 140 kilometers southeast of Seabee. Total exploration expenditures in 2021 are estimated at $8 million, with a focus on the conversion of the Gap Hanging Wall ("Gap HW") Mineral Resource and Fisher properties ("Fisher") exploration and resource development.

The Company is actively exploring around the existing mines, targeting low-cost mine development by leveraging off the existing infrastructure, a successful strategy for Seabee. Santoy mine is the current production feed for the Seabee processing plant, connected by a 14 km haul road.

During the third quarter of 2021, the Company released an exploration update for Seabee with respect to recent work in the Gap HW, Santoy Hanging Wall ("Santoy HW"), Joker, and Fisher.

Gap HW is being drilled from underground drives extending from the Santoy Mine. Gap HW is targeted to be the next extension of the Santoy mine and current drilling is aimed to extend this Mineral Resource and convert it to Mineral Reserves in 2022.

Santoy HW is the most recent discovery and current drilling (from surface and drives in the Santoy mine) is aimed at proving the viability of this mining area, to be the next area of development of the Santoy Mine. If successful, a Mineral Resource is expected to be declared in 2022.

Joker sits to the south of the Santoy mine and drilling has been aimed at proving continuity to the Santoy mine. If successful, this will provide a substantial extension of the Santoy mine beyond the Gap HW and Santoy HW. The exploration strategy is to prove continuity in 2021 and if successful, proceed to resource definition drilling in 2022.

Fisher, located immediately to the south of the 100% SSR Mining owned Seabee claims, are 80% owned by SSR Mining and 20% by Taiga Gold Corporation. Targets at Fisher have the potential to provide additional plant feed beyond the Seabee license area. Early exploration at Fisher has been encouraging.

The Company continued drilling from two new underground chambers in the mine. The first is on 23 level which provides an excellent platform to further explore for additional mineralized chutes on the Santoy HW trend. The second chamber is situated deeper in the mine at 49 level and allows for possible discovery of down-plunge extensions of the Santoy 8 zone which has been the mainstay of Seabee's production over the past several years. The development of a third underground chamber on 52 level was completed in the quarter with drilling to commence early in the fourth quarter of 2021. The chamber on 52 level will allow for the infill of current inferred resources and deep exploration, down-plunge, of the Santoy 9 orebody.

Activities at the Gap HW focused on the development of a second sub-level to assist in proving the vertical grade continuity and provide access to conduct further tight spaced drilling. During the third quarter of 2021, the orebody was cross-cut and lateral development commenced. Once this second level is in place, it will allow for additional tight spaced drilling and ultimately the mining of test stopes to be processed as a bulk sample in the mill. The outcome of these test stopes will be the driver for further potential at Gap HW.

During the third quarter of 2021, 10,265 meters were drilled underground and an additional 2,976 meters from surface, for a combined total of 13,241 meters cored, in line with target and budget for meters drilled for the quarter.

Drilling at the Joker target (Seabee) was aimed to expand the known extent of visible gold-bearing quartz veining along strike towards Fisher. Significant quartz veining was encountered in some holes completed and the most significant veins were observed approximately 200 meters south of the high-grade drill intercepts from the 2020 drill programs. These veins correlate with known high-grade drill intercepts within the mine complex hosted within the Lizard Lake Pluton. Drilling at the Mac trend (Fisher) targeted additional mineralized shoots along strike from the high-grade Mac North zone. Figure C illustrates an overview of Seabee's active exploration and development areas.

SSR Mining Inc.	MD&A Q3 2021 | 19

7.	EXPLORATION AND DEVELOPMENT (continued)

Figure C: Overview of Seabee's active exploration and development areas

At the Amisk property, the first drilling program since 2012 was completed with the final 87 meters of the 2,250 meters drilled in the third quarter. Shallow drill testing of three kilometer-scale targets yielded significant sulfide mineralization associated with quartz veins that will be further tested in 2022.

SSR Mining Inc.	MD&A Q3 2021 | 20

8.	FINANCIAL RESULTS

The following table sets out selected financial results and data for each of the eight most recently completed quarters, expressed in millions of US dollars, except for per share, per ounce and Turkish lira ("TRY"), Argentine peso ("ARS") and Canadian dollar ("CAD") rate amounts:

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Revenue	$322.8	$377.0	$366.5	$370.7	$225.4	$92.5	$164.5	$177.6
Income from mine operations	$122.3	$154.9	$147.8	$146.5	$83.2	$34.2	$44.8	$58.9
Gross margin (1)	38%	41%	40%	40%	37%	37%	27%	33%
Income (loss) before income tax	$87.1	$97.9	$117.9	$110.7	$49.2	$(8.5)	$30.0	$31.1
Net income (loss)	$62.5	$51.6	$59.8	$97.7	$25.1	$(6.3)	$24.0	$19.5
Attributable net income (loss) to equity holders of SSR Mining	$57.2	$54.0	$53.0	$89.0	$26.8	$(6.3)	$24.0	$19.5

Basic attributable net income (loss) per share	$0.27	$0.25	$0.24	$0.41	$0.19	$(0.05)	$0.19	$0.16
Diluted attributable net income (loss) per share	$0.26	$0.24	$0.24	$0.39	$0.19	$(0.05)	$0.19	$0.16

Gold equivalent ounces sold (2)	176,299	201,504	201,494	194,862	115,312	51,559	104,715	114,268

Average realized gold price ($/oz) (3)	$1,792	$1,820	$1,798	$1,880	$1,914	$1,722	$1,597	$1,480
Average realized silver price ($/oz) (3)	$24.06	$26.56	$26.02	$24.78	$26.69	$15.45	$17.47	$17.32

Average FX rate TRY per 1 USD	8.54	8.36	7.36	7.89	7.21	6.85	6.09	5.80
Average FX rate ARS per 1 USD	97.24	94.01	88.60	80.05	73.33	67.68	61.50	59.39
Average FX rate CAD per 1 USD	1.27	1.23	1.27	1.30	1.33	1.39	1.34	1.32

Cash and cash equivalents	$862.8	$870.4	$866.0	$860.6	$733.6	$461.7	$398.4	$503.6
Total assets	$5,193.6	$5,234.3	$5,273.1	$5,245.0	$5,081.1	$1,634.7	$1,612.0	$1,750.1
Working capital (4)	$1,255.6	$1,302.7	$1,200.0	$1,175.6	$1,007.9	$662.9	$646.6	$665.5
Non-current liabilities	$1,066.3	$1,068.0	$1,069.7	$1,056.2	$1,046.0	$394.7	$377.3	$382.0

(1)	Gross margin is defined as income from mine operations divided by revenue.
(2)	Gold equivalent ounces have been established using the average realized metal prices per ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.
(3)	The Company reports the non-GAAP financial measures of average realized metal prices per ounce of precious metals sold to manage and evaluate operating performance at its mines. For a better understanding of these measures, please refer to “Non-GAAP Financial Measures” in Section 12.
(4)	Working capital is defined as current assets less current liabilities.

The volatility in revenue over the past eight quarters has resulted from variations in precious metals prices, which are not under the Company's control, sales volumes and the acquisition of Çöpler. There are no significant seasonal fluctuations in the results for the presented periods. Over the past eight quarters, average realized gold prices have ranged between $1,480 and $1,914 per ounce and average realized silver prices have ranged between $15.45 and $26.69 per ounce. Sales volumes have benefited from the acquisition of Çöpler, generally increasing production at Seabee and Puna, as well as normal production variations at Marigold due to its nature as a run-of-mine heap leach operation. During the second quarter of 2020, as a result of the temporary suspensions at Seabee and Puna in response to the COVID-19 pandemic, sales volumes decreased significantly, negatively impacting revenue. During the third and fourth quarters of 2020, revenue was positively impacted by the acquisition of Alacer Gold Corp. which added gold sales at Çöpler.

SSR Mining Inc.	MD&A Q3 2021 | 21

REVIEW OF THIRD QUARTER FINANCIAL RESULTS

Three months ended September 30, 2021, compared to the three months ended September 30, 2020

(expressed in thousands of USD, except for per share amounts)

Net income attributable to SSR Mining shareholders for the three months ended September 30, 2021 was $57.2 million ($0.27 per share), compared to net income of $26.8 million ($0.19 per share) for the three months ended September 30, 2020. The following is a summary and discussion of the significant components of income and expenses recognized during the three months ended September 30, 2021 compared to the same period in the prior year.

	Three months ended September 30,
	2021	2020
Revenue	$322,846	$225,412
Cost of sales
Production costs	(141,453)	(110,846)
Depletion and depreciation	(59,090)	(31,340)
	(200,543)	(142,186)
Income from mine operations	122,303	83,226
General and administrative expense	(11,666)	(5,879)
Share-based compensation expense	(1,377)	3,779
Exploration, evaluation and reclamation expense	(9,619)	(6,087)
Care and maintenance expense	—	(6,640)
Transaction and integration expense	(674)	(15,674)
Impairment loss on non-current assets	—	—
Operating income	98,967	52,725
Interest and other finance income	1,739	2,574
Interest expense and other finance costs	(8,522)	(7,200)
Other income	(3,193)	2,753
Foreign exchange loss	(1,874)	(1,660)
Income before income tax	87,117	49,192
Income tax expense	(24,663)	(24,079)
Net income	$62,454	$25,113

Attributable to:
Equity holders of SSR Mining	$57,176	$26,754
Non-controlling interest	5,278	(1,641)
	$62,454	$25,113

Revenue

Revenue increased by $97.4 million, or 43%, to $322.8 million for the three months ended September 30, 2021, compared to $225.4 million in the comparative period of 2020. The increase was mainly due to $145.2 million in gold sales at Çöpler for the third quarter of 2021, as well as higher gold sales at Seabee and higher silver sales at Puna. Gold sales at Seabee were $41.0 million compared to $38.0 million in the comparative period of 2020 due to a 15% increase in the volume of gold ounces sold, offset by a 7% decrease in the average realized gold price. Silver sales at Puna were $6.0 million, or 17%, higher than the comparative period of 2020 due to a 31% increase in the volume of silver ounces sold, offset by a 10% decrease in the average realized silver price.

SSR Mining Inc.	MD&A Q3 2021 | 22

Production costs

Production costs increased by $30.6 million, or 28%, to $141.5 million for the three months ended September 30, 2021, compared to $110.8 million in the comparative period of 2020. The increase in production costs was mainly due to $63.3 million in production costs at Çöpler, which includes $17.2 million of fair value adjustments on inventories held at the time of the acquisition that were subsequently processed and sold. Production costs at Seabee were $14.6 million compared to $10.7 million in the comparative period of 2020 due to 15% higher gold sales volumes, offset partially by 3% lower unit production costs. Production costs were 7% lower at Marigold mainly due to 10% lower unit production costs, offset partially by 3% higher gold sales volumes. Production costs were 56% higher at Puna mainly due to 31% higher silver sales volumes, driven by higher plant throughput.

Depletion and depreciation

Three months ended September 30,	2021	2020	Change
Depletion and depreciation ($000s)	$59,090	$31,340	89%
Gold equivalent ounces sold	176,299	115,290	53%
Depletion and depreciation per gold equivalent ounce sold	$335	$272	23%

Depletion and depreciation costs increased by $27.8 million, or 89%, to $59.1 million for the three months ended September 30, 2021 compared to $31.3 million for the comparative period of 2020. The increase in depreciation and depletion costs was mainly due to $30.3 million in depletion and depreciation at Çöpler.

General and administrative expense

General and administrative expense for the three months ended September 30, 2021 was $11.7 million compared to $5.9 million for the comparative period of 2020. The increase in general and administrative expense was primarily related to a larger combined organization following the acquisition of Alacer, covering more locations and jurisdictions. Further, the insurance market has hardened this year across almost all insurance policy types and the Company is therefore experiencing increased rates as a result of the pricing change in the market.

Share-based compensation expense

Share-based compensation expense for the three months ended September 30, 2021 was an expense of $1.4 million compared to a recovery of $3.8 million for the comparative period of 2020. The increase in share-based compensation expense was primarily related to mark-to-market adjustments for cash-settled units due to changes in the Company's common share price.

Exploration, evaluation and reclamation expense

Exploration, evaluation and reclamation expense for the three months ended September 30, 2021 was $9.6 million compared to $6.1 million for the comparative period of 2020. Exploration and evaluation work in the third quarter of 2020 was restricted by COVID-19. The expenditures incurred during the third quarter of 2021 mainly relate to brownfield exploration work at Çöpler, particularly around the Saddle target and Ardich, Marigold's Trenton Canyon and work at Seabee. The expenditures incurred during the third quarter of 2020 mainly related to greenfield exploration work performed at Trenton Canyon and Seabee.

Transaction and integration expense

Transaction and integration expense for the three months ended September 30, 2021 was $0.7 million compared to $15.7 million for the comparative period of 2020. These costs are associated with one-time integration costs related to the Alacer merger.

SSR Mining Inc.	MD&A Q3 2021 | 23

Interest expense and other finance costs

Three months ended September 30,	2021	2020
Interest expense on debt	$5,045	$5,259
Interest expense on leases	1,526	739
Accretion of reclamation and closure cost provision	1,019	894
Other	932	308
	$8,522	$7,200

Interest expense and other finance costs for the three months ended September 30, 2021 were $8.5 million compared to $7.2 million for the comparative period of 2020. The increase in interest expense is mainly due to the Air Liquide oxygen plant lease at Çöpler following the acquisition of Alacer.

Foreign exchange loss

Foreign exchange loss for the three months ended September 30, 2021 was $1.9 million compared to a foreign exchange loss of $1.7 million for the comparative period of 2020. The Company's main foreign exchange exposures are related to net monetary assets and liabilities denominated in ARS, CAD and TRY. During the three months ended September 30, 2021, the foreign exchange loss was mainly due to a weakening of the ARS against the USD and its impact on ARS-denominated assets at Puna, offset partially by a weakening of the TRY against the USD and its impact on TRY-denominated liabilities at Çöpler. During the three months ended September 30, 2020, the foreign exchange loss was mainly due to a weakening of the ARS against the USD and its impact on our ARS-denominated assets at Puna.

Income tax expense

Income tax expense for the three months ended September 30, 2021 was $24.7 million compared to an income tax expense of $24.1 million for the comparative period of 2020.

The tax expense in the third quarter of 2021 was a result of profitable operations at all of the Company's mines, as well as gold and metal concentrate sales activities in Canada, partially offset by the impact of general and administrative expenses deductible in Canada. Income tax expense for the three months ended September 30, 2021 includes deferred tax expense of $1.8 million related to the impact of foreign exchange rate changes on foreign currency denominated deferred tax balances principally at Çöpler and Puna.

The tax expense in the third quarter of 2020 was a result of profitable operations at all of our mines, as well as gold and metal concentrate sales activities in Canada, in addition to the impact of general and administrative expenses incurred in Canada. Income tax expense for the third quarter of 2020 includes deferred tax expense of $14.1 million relating to the impact of changes in foreign exchange rates on foreign currency denominated tax base principally at Çöpler.

Other comprehensive (loss) income

Other comprehensive loss for the three months ended September 30, 2021 was $5.7 million compared to other comprehensive income of $5.1 million for the comparative period of 2020. In the third quarter of 2021, the Company recognized a loss, net of tax, of $5.0 million on marketable securities compared to a gain, net of tax, of $4.4 million for the comparative period of 2020, mainly due to changes in the fair value of the Company's investment in various resource companies. In addition, the Company recognized an unrealized gain on the effective portion of its diesel and foreign exchange hedging derivatives, net of tax, of $0.2 million compared to an unrealized loss, net of tax, of $0.5 million for the comparative period of 2020, mainly due to changes in diesel and currency prices relative to its hedge contract prices. The Company also reclassified a realized gain of $0.9 million on its derivative hedges to net income during the three months ended September 30, 2021 compared to the reclassification of a $1.2 million loss for the comparative period of 2020.

SSR Mining Inc.	MD&A Q3 2021 | 24

Nine months ended September 30, 2021, compared to the nine months ended September 30, 2020

(expressed in thousands of USD, except for per share amounts)

Net income attributable to SSR Mining shareholders for the nine months ended September 30, 2021 was $164.2 million ($0.76 per share), compared to net income of $44.5 million ($0.35 per share) for the nine months ended September 30, 2020. The following is a summary and discussion of the significant components of income and expenses recognized during the nine months ended September 30, 2021 compared to the same period in the prior year.

	Nine months ended September 30,
	2021	2020
Revenue	$1,066,280	$482,360
Cost of sales
Production costs	(457,810)	(249,071)
Depletion and depreciation	(183,492)	(71,103)
	(641,302)	(320,174)
Income from mine operations	424,978	162,186
General and administrative expense	(33,298)	(15,556)
Share-based compensation expense	(1,915)	(2,020)
Exploration, evaluation and reclamation expense	(27,975)	(16,054)
Care and maintenance expense	—	(27,697)
Transaction and integration expense	(6,060)	(18,479)
Impairment loss on non-current assets	(22,338)	—
Operating income	333,392	82,380
Interest and other finance income	2,704	5,909
Interest expense and other finance costs	(25,306)	(19,210)
Other expense	(4,617)	2,342
Foreign exchange (loss) gain	(3,268)	(803)
Income before income tax	302,905	70,618
Income tax expense	(129,085)	(27,805)
Net income	$173,820	$42,813

Attributable to:
Equity holders of SSR Mining	$164,170	$44,454
Non-controlling interest	9,650	(1,641)
	$173,820	$42,813

Revenue

Revenue increased by $583.9 million, or 121%, to $1,066.3 million for the nine months ended September 30, 2021, compared to $482.4 million in the comparative period of 2020. The increase was mainly due to $437.4 million in gold sales at Çöpler for the nine months ended September 30, 2021, in addition to higher gold sales at Seabee and Marigold and higher silver sales at Puna. Gold sales at Seabee were $71.1 million, or 86%, higher than the comparative period of 2020 due to a 79% increase in the volume of gold ounces sold, driven by higher production as a result of no COVID-19 related shutdowns in 2021, and a 4% increase in the average realized gold price. Gold sales at Marigold were $50.5 million, or 19%, higher than the comparative period of 2020 due to a 14% increase in the volume of gold ounces sold and a 4% increase in the average realized gold price. Silver sales at Puna were $78.5 million, or 104% higher than the comparative period of 2020 due to a 54% increase in the volume of silver ounces sold, driven by higher production as a result of no COVID-19 related shutdowns in 2021, and a 27% increase in the average realized silver price.

SSR Mining Inc.	MD&A Q3 2021 | 25

Production costs

Production costs increased by $208.7 million, or 84%, to $457.8 million for the nine months ended September 30, 2021, compared to $249.1 million in the comparative period of 2020. The increase in production costs was mainly due to $198.7 million in production costs at Çöpler, which includes $49.2 million of fair value adjustments on inventories held at the time of the acquisition that were subsequently processed and sold. Production costs were 6% higher at Marigold mainly due to 14% higher gold sales volumes, offset partially by 12% lower unit production costs. Production costs were 81% higher at Seabee mainly due to 79% higher gold sales volumes, driven by higher production as a result of no COVID-19 related shutdowns in 2021. Production costs were 44% higher at Puna mainly due to 54% higher silver sales volumes, offset partially by 24% lower unit production costs.

Depletion and depreciation

Nine months ended September 30,	2021	2020	Change
Depletion and depreciation ($000s)	$183,492	$71,103	158%
Gold equivalent ounces sold	579,331	271,315	114%
Depletion and depreciation per gold equivalent ounce sold	$317	$262	21%

Depletion and depreciation costs increased by $112.4 million, or 158%, to $183.5 million for the nine months ended September 30, 2021 compared to $71.1 million for the comparative period of 2020. The increase in depreciation and depletion costs was mainly due to $91.0 million in depletion and depreciation at Çöpler. In addition, at Seabee, depletion and depreciation costs increased by $15.0 million, or 88% due to the temporary suspension of operations in response to COVID-19 in 2020.

General and administrative expense

General and administrative expense for the nine months ended September 30, 2021 was $33.3 million compared to $15.6 million for the comparative period of 2020. The increase in general and administrative expense is primarily related to a larger combined organization following the acquisition of Alacer that covers more locations and jurisdictions. Further, the insurance market has hardened this year across almost all insurance policy types and the Company is experiencing increased rates as a result of the pricing change in the market.

Share-based compensation expense

Share-based compensation expense for the nine months ended September 30, 2021 was $1.9 million compared to $2.0 million for the comparative period of 2020. The decrease in share-based compensation expense was primarily related to mark-to-market adjustments for cash-settled units due to changes in the Company's common share price.

Exploration, evaluation and reclamation expense

Exploration, evaluation and reclamation expense for the nine months ended September 30, 2021 was $28.0 million compared to $16.1 million for the comparative period of 2020. Exploration and evaluation work in the nine months ended September 30, 2020 was severely restricted by COVID-19. The expenditures incurred during the nine months ended September 30, 2021 mainly relate to brownfield exploration work at Çöpler, particularly around the Saddle target and Ardich, Trenton Canyon and work at Seabee. The expenditures incurred during the nine months ended September 30, 2020 mainly related to greenfield exploration work performed at Trenton Canyon and Seabee.

Transaction and integration expense

Transaction and integration expense for the nine months ended September 30, 2021 was $6.1 million compared to $18.5 million for the comparative period of 2020. These costs are associated with the acquisition and integration activities related to the merger with Alacer.

SSR Mining Inc.	MD&A Q3 2021 | 26

Impairment loss

Impairment loss for the nine months ended September 30, 2021 was $22.3 million compared to nil for the comparative period of 2020. The Company recognized an impairment loss related to the Royalty Portfolio, based on the difference between the carrying amount of the assets within the Royalty Portfolio, prior to the impairment loss, and the estimated net transaction price.

Interest expense and other finance costs

Nine months ended September 30,	2021	2020
Interest expense on debt	$15,486	$13,415
Interest expense on leases	4,622	886
Accretion of reclamation and closure cost provision	2,865	2,803
Other	2,333	2,106
	$25,306	$19,210

Interest expense and other finance costs for the nine months ended September 30, 2021 were $25.3 million compared to $19.2 million for the comparative period of 2020. The increase in interest expense is mainly due to the addition of interest expense associated with the Term Loan and the Air Liquide oxygen plant lease following the acquisition of Alacer.

Foreign exchange (loss) gain

Foreign exchange loss for the nine months ended September 30, 2021 was $3.3 million compared to a foreign exchange loss of $0.8 million for the comparative period of 2020. The Company's main foreign exchange exposures are related to net monetary assets and liabilities denominated in ARS, CAD and TRY. During the nine months ended September 30, 2021, the foreign exchange loss was mainly due to a weakening of the ARS against the USD and its impact on ARS-denominated assets at Puna, offset partially by a weakening of the TRY against the USD and its impact on TRY-denominated liabilities at Çöpler. During the nine months ended September 30, 2020, the Company recognized a foreign exchange loss due to a weakening of the ARS and its impact on our ARS-denominated assets at Puna, offset partially by a foreign exchange gain on our corporate CAD-denominated liabilities during the first quarter of 2020, as the CAD weakened, in addition to a foreign exchange gain on corporate-denominated cash and cash equivalents balance during the second and third quarters of 2020 as the CAD strengthened.

Income tax expense

Income tax expense for the nine months ended September 30, 2021 was $129.1 million compared to $27.8 million for the comparative period of 2020. The tax expense in the first nine months of 2021 was a result of profitable operations at all of the Company's mines, as well as gold and metal concentrate sales activities in Canada, partially offset by the impact of general and administrative expenses deductible in Canada. Income tax expense for the nine months ended September 30, 2021 includes deferred tax expense of $35.5 million related to the impact of foreign exchange rate changes on foreign currency denominated deferred tax balances principally at Çöpler and Puna.

The tax expense for the nine months ended September 30, 2020 is a result of profitable operations at Çöpler, Marigold and Seabee, in addition to gold and metal concentrate sales activities in Canada, offset partially by the impact of care and maintenance expenses related to the temporary suspension of operations at Seabee and Puna, as well as the impact of general and administrative expenses incurred in Canada. Income tax expense for the nine months ended September 30, 2020 includes a deferred tax expense of $20.6 million associated with the impact of foreign exchange rate changes on foreign currency denominated deferred tax balances.

SSR Mining Inc.	MD&A Q3 2021 | 27

Other comprehensive income

Other comprehensive loss for the nine months ended September 30, 2021 was $4.0 million compared to other comprehensive income of $5.4 million for the comparative period of 2020. For the nine months ended September 30, 2021, the Company recognized a loss, net of tax, of $6.7 million on marketable securities compared to a gain, net of tax, of $10.4 million for the comparative period of 2020, mainly due to changes in the fair value of the Company's investment in SilverCrest Metals Inc. prior to divestment in the second quarter of 2020 and the Company's investment in various resource companies during the nine months ended September 30, 2021. In addition, the Company recognized an unrealized gain on the effective portion of its diesel and foreign exchange hedging derivatives, net of tax, of $4.9 million compared to an unrealized loss, net of tax, of $8.2 million for the comparative period of 2020, mainly due to changes in diesel and currency prices relative to its hedge contract prices. The Company also reclassified a realized gain of $2.2 million on its derivative hedges to net income during the nine months ended September 30, 2021 compared to the reclassification of a $3.3 million loss for the comparative period of 2020.

9.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes the Company's cash flow activity:

(figures expressed in $000s)	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Cash generated by operating activities	$187,874	$44,099	$481,696	$131,232
Cash (used in) generated by investing activities	(65,836)	245,106	(174,735)	234,889
Cash (used in) generated by financing activities	(128,757)	(17,077)	(303,711)	(136,266)
Effect of foreign exchange rate changes on cash and cash equivalents	(854)	(273)	(1,101)	69
Increase (decrease) in cash and cash equivalents	(7,573)	271,855	2,149	229,924
Cash and cash equivalents, beginning of period	870,359	461,716	860,637	503,647
Cash and cash equivalents, end of period	$862,786	$733,571	$862,786	$733,571

Cash generated by operating activities

In the third quarter of 2021, cash generated by operating activities was $187.9 million compared to cash generated by operating activities of $44.1 million in the third quarter of 2020. The increase in cash generated by operating activities compared to the comparative period of 2020 is mainly due to higher income from mine operations generated across all mines. Çöpler generated income from mine operations of $51.6 million. Marigold generated income from mine operations of $39.6 million while Seabee and Puna generated income from mine operations of $16.6 million and $14.4 million compared to $4.0 million, $41.6 million, $20.2 million, and $17.4 million in the comparative period of 2020, respectively. This increase was offset partially by income taxes paid during the quarter.

For the nine months ended September 30, 2021, cash generated by operating activities was $481.7 million compared to cash generated by operating activities of $131.2 million in the comparative period of 2020. The increase in cash generated by operating activities compared to the comparative period of 2020 is mainly due to higher income from mine operations generated at all mine operations. Çöpler generated income from mine operations of $147.8 million, while income from mine operations increased by $50.3 million, $35.2 million and $33.6 million at Puna, Seabee and Marigold, respectively, compared to the comparative period of 2020. This increase was offset partially by income taxes paid.

Cash (used in) generated by investing activities

In the third quarter of 2021, cash used in investing activities was $65.8 million compared to cash generated in investing activities of $245.1 million in the third quarter of 2020. The increase in cash used in investing activities compared to the cash generated in the comparative period of 2020 is mainly due to the one-time receipt of $270.4 million in cash from the acquisition of Alacer in Q3 2020. The increase in cash used in investing activities is also due to a $16.9 million increase in plant and equipment purchases, as well as $19.7 million increase in capitalized stripping costs.

SSR Mining Inc.	MD&A Q3 2021 | 28

9.	LIQUIDITY AND CAPITAL RESOURCES (continued)

For the nine months ended September 30, 2021, cash used in investing activities was $174.7 million compared to cash generated in investing activities of $234.9 million in the comparative period of 2020. The increase in cash used in investing activities compared to the comparative period of 2020 is mainly due to the one-time receipt of $270.4 million in cash from the acquisition of Alacer in Q3 2020. The increase in cash used in investing activities is also due to a $36.1 million increase in plant and equipment purchases, as well as $24.2 million higher costs capitalized to deferred stripping and $5.5 million higher capitalized exploration costs.

Cash (used in) generated by financing activities

In the third quarter of 2021, cash used in financing activities was $128.8 million compared to cash generated by financing activities of $17.1 million for the third quarter of 2020. In the three months ended September 30, 2021, cash used in financing activities was primarily related to $77.8 million of common shares repurchased under the Company's share re-purchase program, $17.5 million of principal repaid on the Term Loan, $17.4 million of dividends paid to the non-controlling interest in Çöpler, and $10.7 million of dividends paid to equity holders of SSR Mining. In the three months ended September 30, 2020, cash generated by financing activities was not significant.

For the nine months ended September 30, 2021, cash used in financing activities was $303.7 million compared to cash used in financing activities of $136.3 million in the comparative period of 2020. For the nine months ended September 30, 2021, cash used in financing activities was primarily related to $148.1 million of common shares repurchased under the Company's share re-purchase program, $52.5 million of principal repaid on the Term Loan, $55.5 million of dividends paid to the non-controlling interest in Çöpler and $32.7 million of dividends paid to equity holders of SSR Mining. For the nine months ended September 30, 2020, cash used in financing activities was primarily related to the redemption of $115.0 million of convertible notes.

Liquidity

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities as they fall due. The Company manages its liquidity risk through a rigorous planning, budgeting and forecasting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support its current operations, expansion and development plans, and by managing its capital structure. The Company's objective is to ensure that there are sufficient committed financial resources to meet its business requirements for a minimum of twelve months.

On a longer-term basis, the Company continues to focus on capital allocation and its cost reduction strategy, while also implementing various optimization activities at its operations to improve the cash generating capacity of each operation.

At September 30, 2021, the Company had $862.8 million of cash and cash equivalents, an increase of $2.1 million from December 31, 2020, mainly due to positive income from mine operations generated at each of the Company's operations, offset partially by financing and investing cash outflows.

At September 30, 2021, the Company's working capital position was $1,255.6 million, an increase of $80.1 million from $1,175.6 million at December 31, 2020. At September 30, 2021, the Company held $814.2 million of its cash and cash equivalents balance in USD. Additionally, $1.0 million of cash and cash equivalents was held in TRY and $32.7 million was held in ARS.

SSR Mining Inc.	MD&A Q3 2021 | 29

9.	LIQUIDITY AND CAPITAL RESOURCES (continued)

Capital Resources

The Company's objectives when managing capital are to:

•	safeguard its ability to continue as a going concern in order to develop and operate its current projects and pursue strategic growth initiatives; and
•	maintain a flexible capital structure which lowers its cost of capital.

In assessing capital structure, the Company includes the components of shareholders’ equity, the 2019 Notes, the Term Loan and the Credit Facility. In order to facilitate the management of capital requirements, the Company prepares annual budgets and continuously monitors and reviews actual and forecasted cash flows. The annual budget is monitored and approved by the Company's Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. The Company expects its current capital resources will be sufficient to meet its business requirements for a minimum of twelve months.

On June 7, 2021, the Company amended its previous revolving credit facility which expired on June 8, 2021, increasing the facility size from $75 million to $200 million and extending the maturity by four years to June 8, 2025. The Amended Credit Facility also includes an accordion feature that increased from $25 million to $100 million. As of June 30, 2021, the amended credit facility is undrawn.

As of September 30, 2021, the Company was in compliance with its externally-imposed financial covenants in relation to the Term Loan and Credit Facility. The Company does not have any financial covenants in relation to the 2019 Notes.

Many interbank offer rates (IBORs) are expected to be replaced by new alternative benchmark rates in the next few years. The Company's Term Loan, Credit Facility and interest rate swap contracts are indexed to London interbank offered rates ("LIBOR") that have not yet transitioned to alternative benchmark rates at the end of the current reporting period. For the Credit Facility, the Company has implemented fallback language in the loan agreements to allow for a transition from LIBOR to either the Secured Overnight Financing Rate ("SOFR") or an alternative benchmark reference rate as agreed upon by the Company and respective syndicate of lenders. For the Term Loan, the Company is currently working with the syndicate of lenders to assess the potential alternatives to the use of LIBOR. For the interest rate swap contracts, considering the short term to maturity, as well as the current expected timing of changes to alternative benchmark rates, the Company does not expect to transition to an alternative benchmark rate.

Outstanding share data

As at September 30, 2021, the Company had 211,806,942 common shares and 358,925 stock options outstanding. The stock options outstanding are exercisable into common shares at exercise prices ranging between C$7.27 and C$29.09 per share.

The Company's authorized capital consists of an unlimited number of common shares without par value. As at November 3, 2021, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		CAD $	(years)
Capital stock	211,811,412
Stock options	358,925	7.27 - 29.09	0.23 - 5.56
Other share-based compensation awards	1,142,252		0.04 - 8.16
Fully diluted	213,312,589

SSR Mining Inc.	MD&A Q3 2021 | 30

10.	FINANCIAL INSTRUMENTS

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk, liquidity risk and capital risk. The Company's overall risk management strategy seeks to reduce potential adverse effects on its financial performance.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage its exposure to fluctuations in foreign currency, metal and energy prices, marketable securities values and interest rates. The Company does not have a practice of trading derivatives. The Company's use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices, interest rates and marketable securities risks, which are subject to the oversight of its Board of Directors.

The risks associated with the Company's financial instruments, and the policies on how the Company mitigates those risks are set out below. This is not intended to be a comprehensive discussion of all risks. There were no significant changes to the Company's exposures to these risks or the management of its exposures during the nine months ended September 30, 2021.

a)	Market Risk

This is the risk that the fair values of financial instruments will fluctuate due to changes in market prices. The significant market risks to which the Company is exposed are price risk, currency risk and interest rate risk.

(i)	Price Risk

This is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices.

The Company has not hedged the price of any metal as part of its overall corporate strategy.

As the Company does not have trade receivables relating to gold sales, changes in gold prices do not impact the value of any financial instruments. The Company does have price risk related to provisionally priced receivables related to its concentrate sales.

The costs relating to the Company's production activities vary depending on market prices of consumables, including diesel fuel and electricity. The Company hedges a portion of its future cash flows relating to diesel consumption through swap and option contracts within limits set under a risk management policy approved by the Board of Directors to manage exposure to fluctuations in diesel prices. In addition, due to the ice road supply at Seabee, the Company purchases annual consumable supplies in advance at prices which are generally fixed at the time of purchase, and not during the period of use.

During the third quarter of 2021, the Company did not enter into any additional diesel hedges at Marigold and Seabee. As at September 30, 2021, the Company has not hedged future anticipated diesel consumption at Çöpler or Puna. If and when it is determined to be favorable, the Company may execute additional diesel fuel hedges under its risk management policy.

(ii)	Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs the Company incurs at its operations. Gold, silver, lead and zinc are sold in USD and the Company's costs are principally in USD, TRY, CAD and ARS. The appreciation or depreciation of foreign currencies against the USD can increase or decrease the cost of metal production and capital expenditures in USD terms. The Company is also exposed to currency risk arising from cash, cash equivalents and restricted cash held in foreign currencies, marketable securities, accounts receivable and other financial assets, trade and other payables, lease liabilities, other financial liabilities, and income and other taxes receivable (payable) denominated in foreign currencies. Further, the Company is exposed to currency risk through non-monetary assets and liabilities and tax bases of assets, liabilities and losses of entities whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense, respectively.

SSR Mining Inc.	MD&A Q3 2021 | 31

10.	FINANCIAL INSTRUMENTS (continued)

a)	Market Risk (continued)

Effective September 2, 2019, Argentina introduced new Central Bank regulations which require export proceeds to be converted into ARS within five business days of such proceeds entering the country. These provisions were intended to be temporary until December 31, 2019, however, the provisions remained in effect as at September 30, 2021. While these provisions remain in effect, the Company is unable to hold funds in Argentina in USD, which has increased its exposure to the ARS.

(iii)	Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company manages interest rate risk by maintaining an investment policy for short-term investments and cash held in banks, which focuses on preservation of capital and liquidity. As at September 30, 2021, the Company is exposed to interest rate cash flow risk arising from its cash and restricted cash in bank accounts that earn variable interest rates, and interest expense on variable rate borrowings. The Company's variable rate borrowings are comprised of the Term Loan, which is subject to a variable interest rate of LIBOR plus 3.50% to 3.70%, and the Credit Facility, which is subject to a variable interest rate of LIBOR plus 2.00% to 3.00%. The Company has not drawn on the Credit Facility as at September 30, 2021.

Future net cash flows from interest income on cash, restricted cash, and interest expense on variable rate borrowings will be affected by interest rate fluctuations. To mitigate exposures to interest rate risk, the Company may purchase short-term investments at market interest rates that result in fixed yields to maturity. The Company holds interest rate swaps to limit exposure to the impact of the variable LIBOR interest rate volatility. As at September 30, 2021, approximately 32% of the outstanding Term Loan balance is covered through interest rate swap contracts through the duration of the interest rate hedge program, ending in December 2021.

As at September 30, 2021, the Company is exposed to interest rate fair value risk on the 2019 Notes which is subject to a fixed interest rate. A change in interest rates would impact the fair value of the 2019 Notes. However, as the 2019 Notes are measured at amortized cost, there would be no impact on the Company's financial results.

b)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations under the terms of the financial contract. The Company's credit risk is limited to the following instruments:

(i)	Credit risk related to financial institutions and cash deposits

Credit risk related to financial institutions and cash deposits is managed by diversifying cash and cash equivalents and restricted cash holdings among various financial institutions and by investing those holdings in diverse investment types including short term investment grade securities and money market fund holdings, including bankers’ acceptances, guaranteed investment contracts, corporate commercial paper, and United States treasury bills and notes in accordance with the Company’s investment policy. Investment objectives are primarily directed towards preservation of capital and liquidity. The investment policy provides limitations on concentrations of credit risk, credit quality, and the duration of investments, as well as minimum rating requirements for banks and financial institutions that hold the Company’s cash and cash equivalents and restricted cash.

(ii)	Credit risk related to trade receivables

The Company is exposed to credit risk through its trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame, typically up to 90 days. The Company manages this risk through provisional payments of approximately 90% of the value of the concentrate shipped and through transacting with multiple counterparties.

SSR Mining Inc.	MD&A Q3 2021 | 32

10.	FINANCIAL INSTRUMENTS (continued)

b)	Credit Risk (continued)

(iii)	Credit risk related to other financial assets and VAT receivables

The Company is exposed to credit risk through its value-added tax ("VAT") receivables and other receivables that are collectible from the governments of Turkey and Argentina. With respect to VAT in Turkey, the balance is expected to be recoverable in full. With respect to VAT in Argentina, the balance is expected to be recoverable in full; however, due to legislative rules and the complex collection process, a portion of the asset is classified as non-current until government approval of the recovery claim is approved. Management monitors its exposure to credit risk on a continual basis. At September 30, 2021, no amounts were held as collateral.

11.	RISKS AND UNCERTAINTIES

The mining industry involves many risks including global pandemics which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, the Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its operating results, business prospects or financial position. The Company continuously assesses and evaluates these risks, seeking to minimize them by implementing high operating standards and processes to identify, assess, report and monitor risk across the organization.

For a comprehensive list of other known risks and uncertainties affecting the business, please refer to the section entitled “Risk Factors” in the Company's most recent Annual Information Form, which is available at www.sedar.com, and the Company's most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

SSR Mining Inc.	MD&A Q3 2021 | 33

12.	NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in decision-making, as well as to provide key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use this information to evaluate its operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with the Company's consolidated financial statements.

Non-GAAP Measure - Cash Costs Per Ounce Sold

The Company uses cash costs per ounce of precious metals sold, a non-GAAP financial measure, to monitor its operating performance internally, including operating cash costs, and for internal decision making. The Company believes this measure provides investors and analysts with useful information about its underlying cash costs of operations and the impact of by-product credits on its cost structure. The Company also believes it is a relevant metric used to understand its operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of precious metal, the Company includes the by-product credits as it considers the cost to produce the gold or silver is reduced as a result of the by-product sales incidental to the gold and silver production process, thereby allowing management and other stakeholders to assess the net costs of gold and silver production. In calculating cash costs per ounce, the Company also excludes the impact of specific items that are significant, but not reflective of its underlying operations, including the impact of measuring inventories at fair value in connection with business combinations. When deriving the number of ounces of precious metal sold, the Company considers the physical ounces available for sale after the treatment and refining process, commonly referred to as payable metal, as this is what is sold to third parties.

The following tables provide a reconciliation of cash costs per ounce sold to the consolidated financial statements:

	For the three months ended September 30, 2021
(in thousands of USD, unless otherwise noted)	Çöpler	Marigold	Seabee	Puna	Total
Production costs	$63,286	$43,114	$14,625	$20,428	$141,453
By-product credits	$(1,490)	$(14)	$(18)	$(10,784)	$(12,306)
Treatment and refining charges	$—	$65	$49	$2,962	$3,076
Incremental COVID-19 related costs (1)	$—	$(46)	$(1,204)	$(1,231)	$(2,481)
Fair value adjustment on acquired inventories	$(17,161)	$—	$—	$—	$(17,161)
Cash costs	$44,635	$43,119	$13,452	$11,375	$112,581

Gold sold (oz)	80,054	53,339	22,950	—	156,343
Silver sold (oz)	—	—	—	1,486,272	1,486,272
Gold equivalent sold (oz) (2, 3)	80,054	53,339	22,950	19,956	176,299

Cash cost per gold ounce sold	$558	$808	$586	N/A	N/A
Cash cost per silver ounce sold	N/A	N/A	N/A	$7.65	N/A
Cash cost per gold equivalent ounce sold	$558	$808	$586	$570	$639

SSR Mining Inc.	MD&A Q3 2021 | 34

12.	NON-GAAP FINANCIAL MEASURES (continued)

	For the three months ended September 30, 2020
(in thousands of USD, unless otherwise noted)	Çöpler	Marigold	Seabee	Puna	Total
Production costs	$40,670	$46,387	$10,677	$13,112	$110,846
By-product credits	$—	$(12)	$(12)	$(4,401)	$(4,425)
Treatment and refining charges	$—	$52	$32	$1,892	$1,976
Fair value adjustment on acquired inventories	$(23,670)	$—	$—	$—	$(23,670)
Cash costs	17,000	46,427	10,697	10,603	84,727

Gold sold (oz)	27,895	51,670	19,900	—	99,465
Silver sold (oz)	—	—	—	1,136,403	1,136,403
Gold equivalent sold (oz) (2, 3)	27,895	51,670	19,900	15,825	115,290

Cash cost per gold ounce sold	$609	$899	$538	N/A	N/A
Cash cost per silver ounce sold	N/A	N/A	N/A	$9.33	N/A
Cash cost per gold equivalent ounce sold	$609	$899	$538	$670	$735

	For the nine months ended September 30, 2021
(in thousands of USD, unless otherwise noted)	Çöpler	Marigold	Seabee	Puna	Total
Production costs	$198,669	$142,629	$46,617	$69,895	$457,810
By-product credits	$(5,147)	$(74)	$(79)	$(29,066)	$(34,366)
Treatment and refining charges	$—	$327	$308	$10,442	$11,077
Incremental COVID-19 related costs (1)	$—	$(649)	$(3,526)	$(2,985)	$(7,160)
Fair value adjustment on acquired inventories	$(49,205)	$—	$—	$—	$(49,205)
Cash costs	$144,317	$142,233	$43,320	$48,286	$378,156

Gold sold (oz)	239,428	178,351	85,416	—	503,195
Silver sold (oz)	—	—	—	5,349,388	5,349,388
Gold equivalent sold (oz) (2, 3)	239,428	178,351	85,416	76,136	579,331

Cash cost per gold ounce sold	$603	$797	$507	N/A	N/A
Cash cost per silver ounce sold	N/A	N/A	N/A	$9.03	N/A
Cash cost per gold equivalent ounce sold	$603	$797	$507	$634	$653

SSR Mining Inc.	MD&A Q3 2021 | 35

12.	NON-GAAP FINANCIAL MEASURES (continued)

	For the nine months ended September 30, 2020
(in thousands of USD, unless otherwise noted)	Çöpler	Marigold	Seabee	Puna	Total
Production costs	$40,670	$134,181	$25,725	$48,495	$249,071
By-product credits	$—	$(31)	$(20)	$(11,185)	$(11,236)
Treatment and refining charges	$—	$122	$71	$4,585	$4,778
Fair value adjustment on acquired inventories	$(23,670)	$—	$—	$—	$(23,670)
Cash costs	17,000	134,272	25,776	41,895	218,943

Gold sold (oz)	27,895	156,020	47,600	—	231,515
Silver sold (oz)	—	—	—	3,455,193	3,455,193
Gold equivalent sold (oz) (2, 3)	27,895	156,020	47,600	39,800	271,315

Cash cost per gold ounce sold	$609	$861	$542	N/A	N/A
Cash cost per silver ounce sold	N/A	N/A	N/A	$12.13	N/A
Cash cost per gold equivalent ounce sold	$609	$861	$542	$1,053	$807
(1)	COVID-19 related costs include direct, incremental costs associated with COVID-19.
(2)	Gold equivalent ounces have been established using realized metal prices per ounce of precious metal sold in the period and applied to the recovered metal content of the gold and silver sold by Çöpler, Marigold, Seabee and Puna. The Company has not included lead and zinc as they are considered a by-product.
(3)	Gold equivalent ounces sold may not re-calculate based on amounts presented in this table due to rounding.

Non-GAAP Measure - AISC Per Ounce Sold

AISC includes total production costs incurred at the Company's mining operations, which forms the basis of its by-product cash costs. Additionally, the Company includes sustaining capital expenditures, sustaining mine-site exploration and evaluation costs, reclamation cost accretion and amortization and general and administrative expenses. This measure seeks to reflect the ongoing cost of gold and silver production from current operations; therefore, expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments and financing costs are also excluded.

The Company believes that this measure represents the total costs of producing gold and silver from current operations and provides the Company and other stakeholders with additional information about its operating performance and ability to generate cash flows. It allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows.

As described above, AISC includes total production costs incurred at the Company's mining operations, which forms the basis of its cash costs and which are reconciled to reported production costs in the tables above.

SSR Mining Inc.	MD&A Q3 2021 | 36

12.	NON-GAAP FINANCIAL MEASURES (continued)

The following tables provide a reconciliation of total AISC per ounce to the consolidated financial statements:

	For the three months ended September 30, 2021
(in thousands of USD, unless otherwise noted)	Çöpler	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$44,635	$43,119	$13,452	$11,375	$—	$112,581
Sustaining capital expenditures	$10,792	$25,994	$7,019	$6,112	$—	$49,917
Sustaining exploration and evaluation expense	$147	$217	$—	$36	$—	$400
Reclamation cost accretion and amortization	$527	$397	$147	$635	$—	$1,706
General and administrative expense and share-based compensation expense	$1,032	$—	$(8)	$154	$11,639	$12,817
Total AISC	$57,133	$69,727	$20,610	$18,312	$11,639	$177,421

Gold sold (oz)	80,054	53,339	22,950	—	—	156,343
Silver sold (oz)	—	—	—	1,486,272	—	1,486,272
Gold equivalent sold (oz) (1, 2)	80,054	53,339	22,950	19,956	—	176,299

AISC per gold ounce sold	$714	$1,307	$898	N/A	N/A	N/A
AISC per silver ounce sold	N/A	N/A	N/A	$12.32	N/A	N/A
AISC per gold equivalent ounce sold	$714	$1,307	$898	$918	N/A	$1,006

	For the three months ended September 30, 2020
(in thousands of USD, unless otherwise noted)	Çöpler	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$17,000	$46,427	$10,697	$10,603	$—	$84,727
Sustaining capital expenditures	$3,169	$16,133	$8,921	$1,592	$—	$29,815
Sustaining exploration and evaluation expense	$312	$1,086	$—	$39	$—	$1,437
Reclamation cost accretion and amortization	$86	$664	$38	$580	$—	$1,368
General and administrative expense and share-based compensation expense	$—	$(104)	$(4)	$(17)	$1,965	$1,840
Total AISC	$20,567	$64,206	$19,652	$12,797	$1,965	$119,187

Gold sold (oz)	27,895	51,670	19,900	—	—	99,465
Silver sold (oz)	—	—	—	1,136,403	—	1,136,403
Gold equivalent sold (oz) (1, 2)	27,895	51,670	19,900	15,825	—	115,290

AISC per gold ounce sold	$737	$1,243	$988	N/A	N/A	N/A
AISC per silver ounce sold	N/A	N/A	N/A	$11.26	N/A	N/A
AISC per gold equivalent ounce sold	$737	$1,243	$988	$809	N/A	$1,034

SSR Mining Inc.	MD&A Q3 2021 | 37

12.	NON-GAAP FINANCIAL MEASURES (continued)

	For the nine months ended September 30, 2021
(in thousands of USD, unless otherwise noted)	Çöpler	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$144,317	$142,233	$43,320	$48,286	$—	$378,156
Sustaining capital expenditures	$29,236	$78,430	$26,594	$19,545	$—	$153,805
Sustaining exploration and evaluation expense	$367	$1,207	$—	$90	$—	$1,664
Reclamation cost accretion and amortization	$1,797	$1,385	$330	$1,852	$—	$5,364
General and administrative expense and share-based compensation expense	$6,021	$(103)	$19	$1,776	$26,845	$34,558
Total AISC	$181,738	$223,152	$70,263	$71,549	$26,845	$573,547

Gold sold (oz)	239,428	178,351	85,416	—	—	503,195
Silver sold (oz)	—	—	—	5,349,388	—	5,349,388
Gold equivalent sold (oz) (1, 2)	239,428	178,351	85,416	76,136	—	579,331

AISC per gold ounce sold	$759	$1,251	$823	N/A	N/A	N/A
AISC per silver ounce sold	N/A	N/A	N/A	$13.38	N/A	N/A
AISC per gold equivalent ounce sold	$759	$1,251	$823	$940	N/A	$990

	For the nine months ended September 30, 2020
(in thousands of USD, unless otherwise noted)	Çöpler	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$17,000	$134,272	$25,776	$41,895	$—	$218,943
Sustaining capital expenditures	$3,169	$63,041	$23,266	$7,645	$—	$97,121
Sustaining exploration and evaluation expense	$312	$3,318	$—	$193	$—	$3,823
Reclamation cost accretion and amortization	$86	$1,371	$105	$1,854	$—	$3,416
General and administrative expense and share-based compensation expense	$—	$359	$112	$341	$16,282	$17,094
Total AISC	$20,567	$202,361	$49,259	$51,928	$16,282	$340,397

Gold sold (oz)	27,895	156,020	47,600	—	—	231,515
Silver sold (oz)	—	—	—	3,455,193	—	3,455,193
Gold equivalent sold (oz) (1, 2)	27,895	156,020	47,600	39,800	—	271,315

AISC per gold ounce sold	$737	$1,297	$1,035	N/A	N/A	N/A
AISC per silver ounce sold	N/A	N/A	N/A	$15.03	N/A	N/A
AISC per gold equivalent ounce sold	$737	$1,297	$1,035	$1,305	N/A	$1,255

(1)	Gold equivalent ounces have been established using realized metal prices per ounce of precious metal sold in the period and applied to the recovered metal content of the gold and silver sold by Çöpler, Marigold, Seabee and Puna. The Company has not included lead and zinc as they are considered a by-product.
(2)	Gold equivalent ounces sold may not re-calculate based on amounts presented in this table due to rounding.

SSR Mining Inc.	MD&A Q3 2021 | 38

12.	NON-GAAP FINANCIAL MEASURES (continued)

Non-GAAP Measure - Adjusted Attributable Net Income

Adjusted attributable net income and adjusted attributable net income per share are used by management and investors to measure the Company's underlying operating performance. Adjusted attributable net income is defined as net income adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the Company's underlying operations, including the impact of measuring inventories and mineral properties at fair value in connection with business combinations; impairment adjustments and reversals; foreign exchange gains (losses), including those related to deferred tax balances; transaction and integration expenses; changes in tax rates and other non-recurring items.

Prior to the third quarter of 2020, adjusted attributable net income was also adjusted to exclude non-cash finance expense, net of non-cash finance income and any write-downs of inventories to net realizable value. These items are no longer excluded as they are considered to occur from time to time in the normal course of operations. In addition, in prior periods, adjustments to net income were not individually tax-effected. The Company's calculation of adjusted attributable net income now tax effects each adjusting item within the "income tax impact related to above adjustments" line item. The calculations of adjusted attributable net income and adjusted attributable net income per share for prior periods conform with the presentation in the current period.

The following table provides a reconciliation of adjusted attributable net income to the consolidated financial statements:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of USD, unless otherwise noted)	2021	2020	2021	2020
Net income (loss) attributable to equity holders of SSR Mining	$57,176	$26,754	$164,170	$44,454
Adjustments:
Fair value adjustment on acquired assets (1)	26,449	20,782	75,927	20,782
Care and maintenance expense	—	6,640	—	27,697
COVID-19 related costs (2)	2,480	1,930	7,160	1,930
Foreign exchange loss	1,874	1,660	3,268	803
Transaction and integration expense	674	15,674	6,060	18,479
Impairment loss on non-current assets	—	—	22,338	—
Other adjusting items	(10)	(4,565)	(2,561)	(6,207)
Income tax impact related to above adjustments	(11,441)	(9,400)	(27,772)	(15,604)
Foreign exchange loss on deferred tax balances (3)	1,774	12,038	35,481	18,525
Inflationary impacts on tax balances	(2,132)	(1,480)	(8,422)	(4,225)
Impact of tax rate change on fair value adjustments	7,946	—	12,554	—
Adjusted net income attributable to equity holders of SSR Mining	$84,790	$70,033	$288,203	$106,634

Weighted average shares outstanding ('000s)	213,426	137,961	217,392	128,190
Adjusted basic attributable income per share to equity holders of SSR Mining	$0.40	$0.51	$1.33	$0.83

(1)	Fair value adjustments on acquired assets relate to the acquisition of Alacer's inventories and mineral properties.
(2)	COVID-19 related costs include direct, incremental costs associated with COVID-19 at all operations.
(3)	Foreign exchange loss on deferred tax balances relates mainly to the impact of foreign exchange rate changes on foreign currency denominated deferred tax balances principally at Çöpler and Puna.

SSR Mining Inc.	MD&A Q3 2021 | 39

12.	NON-GAAP FINANCIAL MEASURES (continued)

Non-GAAP Measure - Free Cash Flow

The Company uses free cash flow, a non-GAAP financial measure, to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the ability of the Company to generate cash flow after capital investments and build the Company's cash resources. The Company calculates free cash flow by deducting cash capital spending from cash generated by operating activities.

Free cash flow is reconciled to the amounts included in the consolidated statements of cash flows as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of USD, unless otherwise noted)	2021	2020	2021	2020
Cash generated by operating activities	$187,874	$44,099	$481,696	$131,232
Expenditures on mineral properties, plant and equipment	(58,694)	(27,873)	(175,500)	(108,965)
Free cash flow	$129,180	$16,226	$306,196	$22,267

Non-GAAP Measure - Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA

EBITDA represents net income before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA represents net income before interest, taxes, depreciation, and amortization, adjusted to exclude the impact of specific items that are significant, but not reflective of the Company's underlying operations, including the impact of measuring inventories at fair value in connection with business combinations; impairment adjustments and reversals; foreign exchange gains (losses); transaction and integration expenses; unrealized gains (losses) on derivatives; and other non-recurring items.

The following is a reconciliation of EBITDA and adjusted EBITDA to the consolidated financial statements:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of USD, unless otherwise noted)	2021	2020	2021	2020
Net income	$62,454	$25,113	$173,820	$42,813
Depletion and depreciation	59,314	31,586	184,146	71,687
Interest and other finance income	(1,739)	(2,574)	(2,704)	(5,909)
Interest expense and other finance costs	8,522	7,200	25,306	19,210
Income tax expense	24,663	24,079	129,085	27,805
EBITDA	$153,214	$85,404	$509,653	$155,606
Fair value adjustment on acquired inventories	17,161	23,670	49,205	23,670
Care and maintenance expense	—	6,640	—	27,697
COVID-19 related costs (1)	2,480	1,930	7,160	1,930
Foreign exchange loss	1,874	1,660	3,268	803
Transaction and integration expense	674	15,674	6,060	18,479
Impairment loss on non-current assets	—	—	22,338	—
Other adjusting items	(10)	(4,565)	(2,561)	(6,207)
Adjusted EBITDA	$175,393	$130,413	$595,123	$221,978
(1)	COVID-19 related costs include direct, incremental costs associated with COVID-19 at all operations.

SSR Mining Inc.	MD&A Q3 2021 | 40

12.	NON-GAAP FINANCIAL MEASURES (continued)

Non-GAAP Measure - Consolidated Cash

The Company uses consolidated cash, a non-GAAP financial measure, to supplement information in its consolidated financial statements. Consolidated cash does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes consolidated cash provides useful information to investors as it shows the underlying cash position on a consolidated basis, especially as it is compared on a relative basis to the Company's debt position. The Company calculates consolidated cash as cash and cash equivalents plus restricted cash, which is shown as a non-current asset in the consolidated statement of financial position, and attributable cash held by joint ventures accounted for using the equity method.

The quantitative reconciliation from cash and cash equivalents as shown in the consolidated statement of financial position to the non-GAAP measure of consolidated cash is shown in the table below:

(in thousands of USD, unless otherwise noted)	September 30, 2021	December 31, 2020
Cash and cash equivalents	$862,786	$860,637
Add: Restricted cash	35,295	35,288
Add: Attributable cash held by joint ventures accounted for using the equity method	1,614	1,042
Consolidated Cash	$899,695	$896,967

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

The Company's condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020.

Except for the Company’s adoption of Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16, as further described in note 2(b) of the Company's condensed consolidated interim financial statements, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied and disclosed in the audited consolidated financial statements for the year ended December 31, 2020.

(a) Assets held for sale

On July 29, 2021, the Company entered into a definitive agreement to sell a portfolio of royalty interests and deferred payments (the "Royalty Portfolio") to EMX for total consideration of $100 million (the "Royalty Portfolio Sale Transaction"). The Transaction is expected to close during the fourth quarter of 2021. The assets within the Royalty Portfolio were classified as held for sale as of July 29, 2021 based on the following accounting policy:

Non-current assets, or disposal groups comprising assets and liabilities, are classified as assets held for sale when it is highly probable that their carrying amount will be recovered principally through a sale transaction rather than through continuing use. A non-current asset (or disposal group) is classified as held for sale when the following criteria are met: (i) the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal group; (ii) the appropriate level of management is committed to a plan to sell the asset (or disposal group); (iii) an active program to locate a buyer and complete the plan has been initiated; (iv) the asset (or disposal group) is actively marketed for sale at a price that is reasonable in relation to its current fair value; (v) the sale is expected to complete within one year from the date of classification, except under certain events and circumstances; and (vi) actions required to complete the plan to sell the asset (or disposal group) indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Non-current assets (or disposal groups) shall cease to be classified as held for sale when the above criteria are no longer met.

SSR Mining Inc.	MD&A Q3 2021 | 41

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES (continued)

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of a non-current asset (or disposal group) classified as held for sale to fair value less costs to sell in profit or loss during the period of the write-down. The Company recognizes a gain for any subsequent increase in fair value less costs to sell of a non-current asset (or disposal group) to the extent of previously recognized impairment losses on the non-current asset (or disposal group). A non-current asset is not depleted or depreciated while it is classified as held for sale, or part of a disposal group classified as held for sale.

(b) Change in primary basis of accounting to be implemented effective December 31, 2021

Under United States ("U.S.") securities laws, foreign private issuers may present their financial statements in accordance with IFRS, as compared to U.S. domestic issuers that are required to present their financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). A foreign private issuer is defined as a company incorporated or organized outside the U.S. unless:

(i) more than 50% of its outstanding voting securities are owned by U.S. residents (the "Shareholder Test"), and

(ii) one or more of the following is true:

•	a majority of the company's executive officers or directors are U.S. citizens or residents;
•	more than 50% of the company's assets are located in the U.S.; or
•	the company's business is administered principally in the U.S. (collectively, the "Business Contacts Test").

A foreign company must determine its status as a foreign private issuer on an annual basis, as of the end of its second fiscal quarter. The Company performed the above Shareholder and Business Contacts Tests and concluded that as of June 30, 2021, the Company no longer meets the definition of a foreign private issuer as more than 50% of its outstanding voting securities are owned by U.S. residents, and the majority of the Company's executive officers and directors are U.S. citizens or residents. As a result, the Company will transition to domestic reporting status and present its consolidated financial statements in accordance with U.S. GAAP beginning with its annual consolidated financial statements for the fiscal year ending December 31, 2021, with restatement of comparative statements of financial position as at December 31, 2020 and 2019 and statements of income (loss) for the years ended December 31, 2020 and 2019.

Additionally, the Company may lose the ability to rely upon exemptions from certain corporate governance requirements on US stock exchanges that are available to foreign private issuers, and exemptions from requirements related to the preparation and solicitation of proxies. Moreover, the Company will no longer be exempt from certain of the provisions of US securities laws, such as Regulation FD (which restricts the selective disclosure of material information), exemptions for filing beneficial ownership reports under Section 16(a) for officers, directors and 10% shareholders and the Section 16(b) short swing profit rules. The Company is in the process of determining the impacts of applying U.S. GAAP to its consolidated financial statements. The Company expects that the transition from foreign private issuer status will increase its legal and financial compliance costs. However, the Company anticipates the transition will improve access to U.S. capital markets.

Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. The critical judgments and key sources of estimation uncertainty that have the most significant effect in the preparation of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 are consistent with those disclosed in note 3 of the consolidated financial statements for the year ended December 31, 2020.

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13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES (continued)

As mentioned above, the Company entered into a definitive agreement to sell a portfolio of royalty interests and deferred payments to EMX for total consideration of $100 million. This consideration includes $33 million in cash, $32.5 million in EMX shares, and $34 million in deferred compensation payments to be delivered upon achievement of clearly defined project development milestones. The recoverable amount of the Royalty Portfolio, being its fair value less costs of disposal ("FVLCOD"), was estimated based on the fair value of each of the components of the consideration. The fair value of the deferred consideration was estimated based on the present value of the projected future cash inflows using a discount rate of 12.5%. The projected future cash inflows are affected by assumptions related to the achievement of the development milestones. The impairment loss of $22.3 million ($18.2 million, net of tax) on the Royalty Portfolio recognized at June 30, 2021 was calculated based on the difference between the recoverable amount, or FVLCOD, of the Royalty Portfolio and the carrying amount prior to the impairment. There were no significant changes to estimates nor assumptions affecting the fair value of the deferred consideration during Q3 2021. As such, the Company did not recognize any further impairment loss on the Royalty Portfolio at September 30, 2021.

14.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Following an evaluation by management, during the three and nine months ended September 30, 2021, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

15.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING INFORMATION AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

Cautionary Note Regarding Forward-Looking Information

Except for statements of historical fact relating to the Company, certain statements contained in this MD&A constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and the Company’s other public filings. Forward-looking information relates to statements concerning the Company’s outlook and anticipated events or results and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

Forward-looking information in this MD&A is based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking information is subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this MD&A. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in the Company’s reports filed with the Canadian securities regulatory authorities.

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15.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING INFORMATION AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES (continued)

Forward-looking information in this MD&A includes statements concerning, among other things: forecasts; outlook; timing of production; production, cost, operating and capital expenditure guidance; the Company’s intention to return excess attributable free cash flow to shareholders; the timing and implementation of the Company’s dividend policy; the implementation of any share buyback program and the amount thereof; statements regarding plans or expectations for the declaration of future dividends and the amount thereof; future cash costs and AISC per ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; Mineral Resources, Mineral Reserves, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the Company’s ability to discover new areas of mineralization; the timing and extent of capital investment at the Company’s operations; the timing and extent of capitalized stripping at the Company’s operations; the timing of production and production levels and the results of the Company’s exploration and development programs; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by the Company; the estimated cost of sustaining capital; availability of sufficient financing; receipt of regulatory approvals; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from the Company’s mining projects, including future sales of metals, concentrate or other products produced by the Company and the timing thereof; the Company’s plans and expectations for its properties and operations; and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

Such forward-looking information is based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of the Company’s filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations and potential transactions, including joint ventures; weather conditions at the Company’s operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the Company’s mines or facilities; lack of legal challenges with respect to the Company’s properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While the Company considers these factors and assumptions to be reasonable based on information currently available to the Company, they may prove to be incorrect.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. You should not place undue reliance on forward-looking information. Forward-looking information is only a prediction based on the Company’s current expectations and the Company’s projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in the Company’s filings on the Company’s website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, the Company does not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

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15.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING INFORMATION AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES (continued)

Qualified Persons

Except as otherwise set out herein, the scientific and technical information contained in this MD&A relating to Çöpler has been reviewed and approved by Robert L. Clifford, BS (Mine Eng), SME Registered Member, and Dr. Cengiz Y. Demirci, AIPG (CPG), each of whom is a qualified person under NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Clifford is the Company's Director, Mine Planning (Turkey, Argentina), and Dr. Demirci is the Company's Vice President, Exploration. The scientific and technical information contained in this MD&A relating to Marigold has been reviewed and approved by Greg Gibson and James N. Carver, each of whom is a SME Registered Member and a qualified person under NI 43-101. Mr. Gibson is the Company's Vice President of Operations - Americas and Mr. Carver is the Company's Resource Development Manager, USA. The scientific and technical information contained in this MD&A relating to Seabee has been reviewed and approved by Graeme Baker, B. Eng. (Mining), FAusIMM (200051), and Jeffrey Kulas, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Baker is employed by OreWin Pty Ltd as Principal Mining Consultant, and Mr. Kulas is the Company's Resource Development Manager, Canada. The scientific and technical information contained in this MD&A relating to Puna has been reviewed and approved by Greg Gibson and Karthik Rathnam, MAusIMM (CP), each of whom is a qualified person under NI 43-101. Mr. Gibson is the Company's Vice President of Operations - Americas and Mr. Rathnam is the Company's Resource Manager, Corporate.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A may not be comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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